UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

EMAGEON INC.
(Name of Subject Company)

EMAGEON INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29076V 10 9
(CUSIP Number of Class of Securities)

Charles A. Jett, Jr.
Chief Executive Officer
1200 Corporate Drive, Suite 200
Birmingham, Alabama 35242
(205) 980-9222
(Name Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

W. Todd Carlisle
Sirote & Permutt, P.C.
2311 Highland Avenue South
Birmingham, AL 35205
(205) 930-5100

and

David A. Stockton
Justin B. Heineman
Kilpatrick Stockton LLP
1100 Peachtree Street, Suite 2800
Atlanta, GA 30309
(404) 815-6500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with its exhibits and annexes, the “Schedule”) relates is Emageon Inc., a Delaware corporation (the “Company,” or “Emageon”). The address of the Company’s principal executive offices is 1200 Corporate Drive, Suite 200, Birmingham, Alabama 35242, and the Company’s telephone number at that address is (205) 980-9222.

Securities

The title of the class of equity securities to which this Schedule relates is the common stock, par value $0.001 per share, of the Company (the “Shares,” or the “Common Stock”). As of the close of business on February 27, 2009, there were 21,449,718 shares of Common Stock issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address

The filing person is Emageon. Emageon’s business address and business telephone number are set forth under the heading “Name and Address” in Item 1 above.

Tender Offer

This Schedule relates to a tender offer by AMICAS Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of AMICAS, Inc., a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser and Parent on March 5, 2009 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding Shares at a purchase price of $1.82 per Share (the “Offer Price”), net to the stockholder in cash without interest and subject to applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal, dated March 5, 2009 (the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal, each as may be amended or supplemented from time to time, are referred to in this Schedule as the “Offer.” The Offer was commenced by Purchaser on March 5, 2009 and expires at 11:59 p.m., New York City time, on April 1, 2009, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. The Offer is conditioned on, among other things, there being validly tendered and not properly withdrawn before the expiration of the Offer at least a majority of the Shares then outstanding on a fully-diluted basis, as described in the Offer to Purchase (the “Minimum Condition”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated February 23, 2009, by and among Purchaser, Parent and the Company (as such agreement may from time to time be amended or supplemented, the “Merger Agreement”). The Merger Agreement provides that, following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”) in accordance with the provisions of the Delaware General Corporation Law (“DGCL”), and the Company will continue as the surviving corporation in the Merger and a wholly owned subsidiary of Parent. In the Merger, each outstanding Share (other than Shares held by Parent, Purchaser, the Company or stockholders who properly exercise appraisal rights, if any, under Section 262 of the DGCL) that is not tendered in the Offer will be converted into the right to receive the same consideration paid per Share pursuant to the Offer, without interest and subject to applicable withholding taxes. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference, and descriptions of it contained herein are qualified in their entirety by reference to the Merger Agreement.

Information about the Offer, this Schedule, the Merger Agreement and related materials with respect to the Offer can be found on the Company’s website at www.emageon.com.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 20 Guest Street, Boston, Massachusetts 02135, and their telephone number at that address is (617) 779-7878.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Item 3 or in the Information Statement of the Company, which is attached to this Schedule as Annex A and incorporated herein by reference (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates, or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right to designate persons to the Board of Directors of the Company (the “Company Board”) other than at a meeting of the stockholders of the Company.

Arrangements with the Company’s Executive Officers, Directors and Affiliates

The Company’s executive officers, directors and affiliates may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Company Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, and to recommend that Company stockholders accept the Offer and tender their Shares in the Offer.

Cash Consideration Payable Pursuant to the Offer

If the Company’s executive officers and directors and their affiliates tender the Shares that they own in the Offer, they will receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. As of February 27, 2009, the Company’s executive officers and directors and their affiliates beneficially owned in the aggregate 3,794,387 Shares (which includes Shares beneficially owned by affiliates of Oliver Press Partners, LLC (“OPP”), of which the Company’s directors Augustus K. Oliver and Benner Ulrich are a managing member and a principal and employee, respectively, but excludes stock options and restricted stock units with respect to Shares). If the executive officers and directors and their affiliates tender all 3,794,387 Shares beneficially owned by them in the Offer and those Shares are accepted for purchase and purchased by Purchaser, the executive officers and directors and their affiliates would receive an aggregate of approximately $6,905,784 in cash. The executive officers and directors of the Company and their affiliates who own these Shares have entered into Tender and Support Agreements, dated as of the date of the Merger Agreement, with Parent and Purchaser pursuant to which such executive officers, directors and affiliates have agreed to tender into the Offer all Shares beneficially owned by them and not to withdraw any such Shares previously tendered. The Tender and Support Agreements are described in more detail in this Item 3 below under the heading “Tender and Support Agreements.”

Stock Options and Other Stock-Based Awards

Under the Merger Agreement, at the effective time of the Merger (the “Effective Time”):

•	each outstanding option to acquire Common Stock will become fully vested and will be cancelled, and the holder of such option will be entitled to receive an amount in cash, without interest and less any applicable withholding tax, equal to the product of the maximum number of shares of Common Stock subject to such option with respect to which such option has not previously been exercised, multiplied by the excess, if any, of $1.82 over the exercise price per share of such option; and

•	each outstanding restricted stock unit award will be cancelled, and the holder will be entitled to receive an amount in cash, without interest and less any applicable withholding tax, equal to the maximum number of shares of Common Stock subject to such restricted stock unit award, multiplied by $1.82 (and the holder also will be entitled to receive any dividend equivalents accrued, but not yet distributed, with respect to such restricted stock unit award (other than any such dividend equivalents that are held in the form of restricted stock units as of the Effective Time)).

The table below summarizes, as of February 27, 2009, (i) the outstanding options with exercise prices of less than $1.82 per share held by the Company’s executive officers and the consideration (rounded to the nearest dollar) that each of them will receive under the Merger Agreement in connection with the cancellation of those options, and (ii) the number of restricted stock unit awards that would vest for the Company’s executive officers and the consideration (rounded to the nearest dollar) that each of them will receive under the Merger Agreement in connection with the cancellation of their outstanding restricted stock unit awards, in each case assuming, as applicable, continued employment through the Effective Time.

	No. of Shares			No. of
	Underlying	Exercise Price	Resulting	Restricted	Resulting	Total
Name	Options	of Options	Consideration	Stock Units	Consideration	Consideration

Charles A. Jett, Jr.	78,000	$1.73	$7,020	35,622	$64,832	$71,852
John W. Wilhoite	—	—	—	3,000	5,460	5,460
Keith Stahlhut	—	—	—	3,000	5,460	5,460

No director of the Company holds any restricted stock unit awards, or any options to purchase Shares with an exercise price less than the Offer Price, so no payments will be made to directors with respect to restricted stock unit awards or options in connection with the Merger.

Agreements with President and Chief Executive Officer

Employment Agreement.  The Company entered into an employment agreement with Charles A. Jett, Jr., its President and Chief Executive Officer, on August 10, 2004, and amended the agreement on July 8, 2008. The term of Mr. Jett’s employment agreement is two years, and the term automatically renews on a daily basis unless notice is given by the Company or Mr. Jett. Under his employment agreement, Mr. Jett is entitled to an annual base salary, and is eligible for a cash bonus under the Company’s informal performance-based annual bonus program for its executive officers. In addition, Mr. Jett is eligible for the same employee benefits, including health, life, disability, dental and retirement benefits, as are available to all employees of the Company.

Mr. Jett’s employment agreement provides that if he terminates his employment for any reason during either the 60-day period following a change in control of the Company or the 30-day period following the first anniversary of a change in control of the Company, or the Company terminates his employment other than for “cause,” death or disability following a change in control of the Company, then Mr. Jett will be entitled to receive, in addition to any earned but unpaid base salary and other benefits accrued through the date of termination, a lump sum payment that is equal to his then-current monthly base salary plus the product of one-twelfth of his target annual bonus (calculated as if all performance metrics had been achieved) multiplied by the number of months in Mr. Jett’s “severance period,” as well as group health and dental care during the severance period, among other things. If the Company terminates Mr. Jett’s employment other than for “cause,” death or disability following a change in control of the Company, then the severance period under his employment agreement is equal to the greater of 12 months or the number of months remaining under the term of the employment agreement, which currently is 24 months. If Mr. Jett terminates his employment during one of the specified time periods following a change in control of the Company, then the severance period under his employment agreement is equal to 12 months. The employment agreement also provides for tax protection in the form of a gross-up payment to reimburse Mr. Jett for any excise tax under Internal Revenue Code Section 4999 as well as any additional income and employment taxes resulting from any such reimbursement.

Severance Agreement.  On February 23, 2009, the Company entered into a severance agreement with Mr. Jett pursuant to which his employment with the Company will be terminated effective upon completion of the Offer. Under the severance agreement, in addition to receipt of his earned but unpaid base salary and his other benefits accrued through the date of termination, Mr. Jett will be entitled to receive the following severance benefits, which are consistent with the benefits that would be payable under his employment agreement in the event of a termination of his employment by the Company other than for “cause” following a change in control of the Company, in each case less applicable statutory deductions and withholding:

•	a lump sum payment of $1,235,000, which is equal to Mr. Jett’s current monthly base salary plus the product of one-twelfth of his target annual bonus multiplied by 24 months;

•	a lump sum payment of $23,203, which is equal to the cost for Mr. Jett to maintain continuing family health and dental insurance for 24 months, less Mr. Jett’s share of insurance benefits under the Company’s current benefit plans;

•	a lump sum payment of $8,000 for maintenance of life insurance coverage; and

•	vesting in all stock options, stock appreciation rights, restricted stock and restricted stock units that he holds as of the date of termination (the value of which is described above under the heading “Stock Options and Other Stock-Based Awards”).

The severance agreement also provides that Mr. Jett is eligible to receive a gross-up payment to reimburse him for any excise tax under Internal Revenue Code Section 4999 as well as any additional income and employment taxes resulting from such reimbursement.

In addition, under the severance agreement, the Company has agreed to indemnify Mr. Jett from and against claims, losses or causes of action arising from or out of his performance as an officer, director or employee of the Company or any of its subsidiaries or other affiliates or in any other capacity, in each case to the maximum extent permitted by law, pursuant to his employment agreement, under the Company’s Amended and Restated Certificate of Incorporation and bylaws, and in accordance with the Company’s insurance policy covering directors and officers. Such indemnification obligations are in addition to those described under the heading “Indemnification and Insurance” below.

The foregoing summaries of Mr. Jett’s employment agreement, as amended, and severance agreement are qualified by reference to the amended employment agreement and severance agreement, which have been filed as Exhibits (e)(3)(i), (e)(3)(ii) and (e)(4) hereto, respectively, and are incorporated herein by reference.

Agreements with Other Executive Officers

Agreement with John W. Wilhoite.  On April 29, 2008, the Company entered into an employment agreement with John W. Wilhoite, its Chief Financial Officer, Treasurer and Secretary. The term of the employment agreement is 12 months, and the term automatically renews on a daily basis unless notice is given by the Company or Mr. Wilhoite. Under the employment agreement, Mr. Wilhoite is entitled to an annual base salary, and is eligible for a cash bonus under the Company’s informal performance-based annual bonus program for its executive officers. In addition, Mr. Wilhoite is eligible for the same employee benefits, including health, life, disability, dental and retirement benefits, as are available to similarly situated officers of the Company. If Mr. Wilhoite terminates his employment for “good reason,” the Company terminates his employment other than for “cause,” or the Company provides written notice to Mr. Wilhoite of its desire to cease the automatic renewal of the term of the employment agreement, then in addition to base salary and bonus through the last day of his employment, Mr. Wilhoite will, subject to his execution of a release of claims against the Company, be entitled to receive, among other benefits, a lump sum payment that is equal to (i) his then-current monthly base salary plus one-twelfth of his target annual bonus multiplied by (ii) 12 months, and any outstanding stock options and restricted stock units held by Mr. Wilhoite will become fully vested. The employment agreement also provides that, upon a change in control of the Company, Mr. Wilhoite will become fully vested in all stock options, stock appreciation rights, restricted stock and restricted stock units held by him as of the effective date of the change in control.

The foregoing summary of Mr. Wilhoite’s employment agreement is qualified by reference to the employment agreement, which has been filed as Exhibit (e)(5) hereto, and is incorporated herein by reference.

Agreement with Keith Stahlhut.  On May 8, 2008, the Company entered into an employment agreement with Keith Stahlhut, its Senior Vice President, Sales, and Chief Operating Officer (Interim). The term of the employment agreement is 6 months, and the term automatically renews on a daily basis unless notice is given by the Company or Mr. Stahlhut. Under the employment agreement, Mr. Stahlhut is entitled to an annual base salary, and is eligible for a cash bonus under the Company’s informal performance-based annual bonus program for its executive officers, and a cash bonus under his individual annual sales compensation plan. In addition, Mr. Stahlhut is eligible for the same employee benefits, including health, life, disability, dental, and retirement benefits, as are available to similarly situated officers of the Company. If Mr. Stahlhut terminates his employment for “good reason,” the Company terminates his employment other than for “cause,” or the Company provides written notice to Mr. Stahlhut of its desire to cease the automatic renewal of the term of the employment agreement, then in addition to base salary and bonus through the last day of his employment, Mr. Stahlhut will, subject to his execution of a release of claims against the Company, be entitled to receive, among other benefits, a lump sum payment that is equal to (i) his then-current monthly base salary plus one-twelfth of his target annual bonus multiplied by (ii) 6 months, and any outstanding stock options and restricted stock units held by Mr. Stahlhut will become fully vested. The employment agreement also provides that, upon a change in control of the Company, Mr. Stahlhut will become fully vested in all stock options, stock appreciation rights, restricted stock and restricted stock units held by him as of the effective date of the change in control.

The foregoing summary of Mr. Stahlhut’s employment agreement is qualified by reference to the employment agreement, which has been filed as Exhibit (e)(6) hereto, and is incorporated herein by reference.

Relationship with Significant Stockholder

Augustus K. Oliver and Benner Ulrich, directors of the Company, are also a managing member and a principal and employee, respectively, of OPP, which, through its affiliates, is the beneficial owner of approximately 16.64% of the outstanding Shares. On June 22, 2008, the Company entered into an agreement with Mr. Jett and affiliates of OPP terminating a proxy contest being pursued by OPP with respect to the Company’s 2008 annual meeting of stockholders. Under the terms of the agreement, among other things, the size of the Company Board was ultimately expanded to nine members, Mr. Jett and Douglas D. French tendered their resignations from the Company Board and Messrs. Oliver and Ulrich were appointed to the Company Board. In addition, the Company Board appointed Bradley S. Karro as a director. Further, Mr. Ulrich and, upon his subsequent appointment to the Company Board, Mr. Karro were added to the Company Board’s former Strategic Alternatives Committee, and Mr. Ulrich was also added to the Compensation Committee.

The foregoing summary of the agreement among Mr. Jett, the Company and OPP is qualified by reference to the agreement, which has been filed as Exhibit (e)(7) hereto, and is incorporated herein by reference.

Indemnification and Insurance

As permitted by Section 102 of the DGCL, the Company’s Amended and Restated Certificate of Incorporation contains provisions eliminating a director’s personal liability for monetary damages to the Company and its stockholders arising from a breach of a director’s fiduciary duty, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit. Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, indemnification is limited to expenses and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court or the Delaware Court of Chancery determines that such indemnification is proper under the circumstances. Article VIII of the Company’s Amended and Restated Certificate of Incorporation provides that the Company shall indemnify all officers and directors to the fullest extent permitted by the DGCL.

In addition to the indemnification provided for in the Company’s Amended and Restated Certificate of Incorporation, the Company has entered into separate indemnification agreements with its directors and executive officers. The indemnification agreements provide, among other things, that the Company will indemnify its directors and executive officers for specified expenses, including attorneys’ fees, judgments, fines and settlement amounts that the director or officer actually and reasonably incurs in any action or proceeding arising out of the person’s services as the Company’s director or executive officer. In particular circumstances, expenses may be paid in advance to the officer or director.

The foregoing summary of the Company’s directors’ and officers’ indemnification agreements is qualified by reference to the Form of Indemnification Agreement, filed as Exhibit (e)(8) which is incorporated herein by reference.

The Company also maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

Under the Merger Agreement, Parent and the surviving corporation in the Merger have agreed to defend, and to indemnify for any losses, claims, costs and expenses, the present and former directors and officers of the Company and its subsidiaries in respect of threatened or actual legal action arising out of the fact that the indemnified person was an officer or director of the Company or any of its subsidiaries, to the fullest extent permitted by law and required by the organizational documents of the Company and its subsidiaries. The Merger Agreement also provides that, for a period of six years after the Effective Time, the certificate of incorporation and bylaws of the surviving corporation in the merger, and those of its subsidiaries, will have provisions no less advantageous with respect to the elimination of liability of directors, indemnification of officers and directors and advancement of expenses than the provisions contained in the certificate of incorporation and bylaws of the Company and its subsidiaries as of the date of the Merger Agreement.

The Merger Agreement provides that the surviving corporation in the Merger shall maintain in effect for a period of six years after the Effective Time the Company’s directors’ and officers’ liability insurance and fiduciary liability insurance in respect of acts or omissions occurring at or before the Effective Time on terms that are no less favorable in terms of coverage, deductible and amount than those in the existing policies of the Company. In satisfying its obligations, the surviving corporation is not obligated to pay annual premiums in excess of 200% of the amount currently paid by the Company, in which case the surviving corporation agrees to obtain a policy offering the maximum amount of coverage available for such annual 200% amount. Alternatively, the Company may purchase a six-year pre-paid “tail” policy to cover the Company’s officers and directors following the Effective Time, provided that the purchase price for any such pre-paid policy is subject to a cap of $725,000.

Arrangements with Purchaser, Parent and Their Executive Officers, Directors and Affiliates

The Merger Agreement

The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer, which is being filed as an exhibit to the Schedule TO, are incorporated in this Schedule by reference. Such summary and description are qualified by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule to provide you with information regarding its terms. It is not intended to provide any factual, business or operational information about the Company or to modify or supplement any factual disclosures about the Company or Parent in the Company’s or Parent’s public reports filed with the U.S. Securities and Exchange Commission (“SEC”). The Merger Agreement contains representations and warranties that the Company, Parent and Purchaser made to each other for purposes of the Merger Agreement. These representations and warranties were made as of specific dates, were solely for the benefit of the Company, Parent and Purchaser, and may be subject to qualifications, limitations and exceptions agreed to by the contracting parties, including being qualified by confidential disclosures exchanged among the parties in connection with the negotiation and execution of the Merger Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk among the Company, Parent and Purchaser rather than establishing matters as facts, and may be subject to contractual standards of materiality that may differ from those generally applicable to disclosures to stockholders. The Company’s stockholders are not third-party beneficiaries under the Merger Agreement, and should not rely on the representations and warranties, or any descriptions thereof, as characterizations of the actual state of facts or condition of the Company or Parent or any of their respective subsidiaries or affiliates. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Tender and Support Agreements

In order to induce Parent and Purchaser to enter into the Merger Agreement, each member of the Company Board; Charles A. Jett, Jr., the Company’s President and Chief Executive Officer; John W. Wilhoite, the Company’s Chief Financial Officer, Treasurer and Secretary; Keith Stahlhut, the Company’s Senior Vice President of Sales and Chief Operating Officer (Interim); and OPP (each, a “Signing Stockholder”), each entered into a Tender and Support Agreement, dated as of February 23, 2009, with Parent and Purchaser (each, a “Tender Agreement”). Under each Tender Agreement, each Signing Stockholder agreed, in such Signing Stockholder’s capacity as a stockholder of the Company, among other things: (i) to tender in the Offer (and not to withdraw) all Shares beneficially owned or subsequently acquired by such signing stockholder; (ii) to vote such Shares in favor of adoption of the Merger Agreement and against any takeover or competing proposal other than the Merger; (iii) to appoint designees of Parent as its proxy to vote such Shares in connection with the Merger Agreement; (iv) not to otherwise transfer any of its Shares; and (v) not to initiate, solicit, propose, participate or engage in negotiations with respect to any takeover proposal or to provide confidential information regarding the Company or the Merger to any other person. As of the date of this Schedule, the Signing Stockholders beneficially own, in the aggregate, approximately 18.0% of the outstanding Shares. The Tender Agreements terminate upon the termination of the Merger Agreement.

The foregoing summary of the Tender and Support Agreements is qualified by reference to the form of Tender and Support Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Representation on the Company Board

The Merger Agreement provides that after the purchase by Purchaser of at least a majority of the outstanding Shares in the Offer (the time of such purchase, the “Acceptance Time”), and from time to time thereafter, Purchaser will be entitled to designate a number of the Company’s directors, rounded up to the next whole number, that is equal to the product of the total number of directors on the Company Board (giving effect to the directors designated by Purchaser) multiplied by the percentage that the aggregate number of Shares so acquired by Purchaser bears to the total number of Shares outstanding. After the Acceptance Time, the Company will, at the request of Purchaser, take all actions necessary to cause Purchaser’s designees to be elected or appointed to the Company Board, including increasing the size of the Company Board and/or seeking the resignation of one or more incumbent directors. The Company has also agreed to take all actions necessary to cause directors designated by Purchaser to have equivalent representation on each committee of the Company Board.

Notwithstanding the foregoing, the Merger Agreement provides that from the time that Purchaser’s designees are elected or appointed to the Company Board until the Effective Time, the Company Board and its committees shall have such number of “independent directors” as may be required by NASDAQ rules or the federal securities laws. If the Company Board includes fewer independent directors than are required by NASDAQ rules or the federal securities laws, the Company Board will cause a person (who is not a stockholder or affiliate of Parent or Purchaser) designated by the remaining independent directors (or if no independent directors remain, such other members of the current Company Board as may then be members of the Company Board (each such member, a “Continuing Director”)) to fill such vacancy who shall be deemed to be an independent director for purposes of the Merger Agreement.

In addition, from the time that Purchaser’s designees are elected or appointed to the Company Board until the Effective Time, any (i) amendment or termination of the Merger Agreement by the Company, (ii) extension of time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, (iii) waiver of compliance with any of the agreements or conditions under the Merger Agreement (other than those that are for the benefit of Parent), (iv) exercise of the Company’s rights or remedies under the Merger Agreement, any action to seek to enforce any obligation of Parent or Purchaser under the Merger Agreement (or any other action by the Company Board with respect to the Merger Agreement or the Merger if such other action adversely affects, or could reasonably be expected to adversely affect, any of the holders of Shares other than Parent or Purchaser) or (v) amendment to the Company’s charter or bylaws, may only be authorized by a majority of the Continuing Directors (or if there are no Continuing Directors, then by a majority of the independent directors, or if there are no independent directors, then by a majority vote of the Company Board). As long as there remains at least one Continuing Director on the Company Board, if any Continuing Director is unable to continue to serve as a result of death, disability, resignation or refusal to serve, the remaining Continuing Director(s) shall be entitled to elect or designate another person that satisfies the applicable independence requirements to fill such vacancy, and such person will be deemed to be a Continuing Director for purposes of the Merger Agreement.

In connection with the foregoing, the Company is providing to its stockholders an Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, which is attached as Annex A to this Schedule.

The foregoing summary concerning representation on the Company Board is qualified by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement

On December 21, 2007, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”) with respect to certain confidential information. Pursuant to the Confidentiality Agreement, each party agreed to keep certain information of the other party confidential, and not to use the confidential information of the other party for any purpose other than for evaluating a possible transaction between the Company and Parent. The Company and Parent also agreed to disclose the other party’s confidential information only to those people who need to know such information for the purposes of evaluating a potential transaction, who are informed by the receiving party of the confidential nature of such information and who are directed to keep such information confidential. The Company’s and Parent’s obligations under the Confidentiality Agreement do not apply to information that (i) was within the possession of the other party prior to it being furnished by the disclosing party, (ii) is or becomes generally available to the public other than as a result of disclosure in breach of the Confidentiality Agreement by the other party or its representatives, or (iii) was or becomes available to the other party on a non-confidential basis from a source other than the other party or its representatives, provided that the source is not known by other party to be bound by an obligation of confidentiality to the other party.

The foregoing summary of the Confidentiality Agreement is qualified by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(9) hereto and is incorporated herein by reference.

Effect on Company Benefit Plans

The Merger Agreement provides that the surviving corporation in the Merger will honor all Company Benefit Plans (as that term is defined in the Merger Agreement) in accordance with their terms as in effect immediately prior to the Effective Time, subject to any amendment or termination of any such Company Benefit Plan that may be permitted in accordance with its terms. The Merger Agreement also provides that the surviving corporation will, from the Effective Time until the first anniversary of the Effective Time, provide all continuing employees of the Company and its subsidiaries with benefits (other than equity based compensation) that are substantially similar in the aggregate (on a group basis) to the benefits being provided to such employees at the Effective Time. For all purposes under the applicable benefit plans of the surviving corporation and its affiliates, continuing employees of Emageon and its subsidiaries will receive credit for prior service with the Company and its affiliates prior to the Effective Time (to the extent recognized in any similar Company Benefit Plan in which they participated immediately prior to the closing of the Merger).

The foregoing summary is qualified by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Company Board

The Company Board, at a meeting duly called and held on February 22, 2009, by unanimous vote of all directors present at the meeting:

•	declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Company and its stockholders;

•	approved the Merger Agreement and the Tender Agreements, and the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	recommended to the stockholders of the Company that they accept the Offer and tender their Shares in the Offer; and

•	recommended to the stockholders of the Company that, if required by applicable law in order to consummate the Merger, they vote for the adoption of the Merger Agreement and approval of the Merger at the applicable meeting of Company stockholders.

THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

A letter to stockholders communicating the Company Board’s recommendation and the press release announcing the Offer are filed herewith as Exhibits (a)(8) and (a)(6), respectively.

Background of the Transaction

Emageon regularly reviews and evaluates its business strategy and strategic alternatives with the goal of enhancing stockholder value. In this regard, in early 2007, the Company Board determined to consider what strategic alternatives might be available to Emageon.

During the first quarter of 2007, Charles A. Jett, Jr., in his capacity as Chief Executive Officer, reviewed with the Company Board current market trends and sales expectations for 2007 and initiated the consideration by the Company Board of various strategic alternatives. On April 24, 2007, at a regularly scheduled meeting of the Company Board, Emageon’s management reviewed a presentation with the Company Board regarding management’s assessment of industry trends, Emageon’s business plan and future prospects and management’s preliminary analysis of a number of strategic alternatives Emageon might consider pursuing in order to enhance stockholder value. After extended discussions, the Company Board determined to commence a formal review of potential strategic alternatives for the benefit of Emageon’s stockholders. Representatives of Kilpatrick Stockton LLP (“Kilpatrick Stockton”, counsel for Emageon, advised the Company Board regarding its fiduciary duties in engaging in a strategic alternatives review process. The Company Board determined that because one of the possible alternatives, a sale of Emageon, could involve potential conflicts of interest with management and certain directors, it should establish a strategic alternatives committee comprised of independent, disinterested directors to review, evaluate and consider potential strategic alternatives, including, but not limited to, acquisitions of other businesses, a merger or combination with another company, the sale of part or all of Emageon to a financial or strategic purchaser and/or a refinancing or recapitalization of Emageon. Accordingly, the Company Board established a strategic alternatives committee (the “Strategic Alternatives Committee”), comprised entirely of independent members of the Company Board, being Hugh H. Williamson III (the chair), Fred C. Goad, Jr. and Roddy J. H. Clark, and granted it the authority to engage independent attorneys, investment advisors and other such advisors as it deemed appropriate.

Following this meeting, the Strategic Alternatives Committee members discussed the engagement of legal and financial advisors to assist the Strategic Alternatives Committee in its evaluation of strategic alternatives for the benefit of Emageon’s stockholders. Over the next several days following the Company Board meeting, members of the Strategic Alternatives Committee held conversations with potential legal counsel and various investment banks, including SunTrust Robinson Humphrey and Bass, Berry and Sims PLC (“Bass, Berry & Sims”).

On May 3, 2007, the Strategic Alternatives Committee met to discuss the purpose, duties and role of the Strategic Alternatives Committee and the process by which it would begin to examine potential strategic alternatives. The Strategic Alternatives Committee invited representatives of Bass, Berry & Sims and SunTrust Robinson Humphrey to participate in the meeting. Also participating at the Strategic Alternatives Committee’s request were Mr. Jett and Todd Carlisle, Emageon’s General Counsel. Mr. Jett reviewed with the Strategic Alternatives Committee management’s assessment of Emageon’s business plan and future prospects as discussed at the April 24, 2007 Company Board meeting. Mr. Jett expressed his desire to work with the Strategic Alternatives Committee in evaluating strategic alternatives and to act in the best interest of Emageon’s stockholders. Mr. Jett discussed with the Strategic Alternatives Committee conversations Emageon had held with various potential acquisition targets as well as inquiries by various parties interested in Emageon, its business operations and technology. The Strategic Alternatives Committee reviewed SunTrust Robinson Humphrey’s preliminary analysis regarding a process for evaluating organic growth opportunities and both “buy side” and “sell side” opportunities, including a potential timeline for completing the Strategic Alternatives Committee’s analysis and making a recommendation to the full Company Board. The Strategic Alternatives Committee excused the SunTrust Robinson Humphrey representatives from the meeting and met in executive session to review its discussions with various investment banks (to serve as financial advisor to the Strategic Alternatives Committee) and the engagement of a financial advisor and legal counsel. Following this discussion, the Strategic Alternatives Committee authorized and approved the engagement of Bass, Berry & Sims to serve as legal counsel to the Strategic Alternatives Committee and SunTrust Robinson Humphrey to serve as financial advisor to the Strategic Alternatives Committee, subject to negotiation and execution of appropriate engagement letters with each firm.

On May 21, 2007, the Strategic Alternatives Committee met and discussed with Mr. Jett various operational matters as well as his observations from Emageon’s first quarter earnings conference call held May 9, 2007 in which Emageon had announced a reduction in its financial guidance for 2007. The Strategic Alternatives Committee reviewed SunTrust Robinson Humphrey’s recommendation for evaluating, through a targeted, controlled process coordinated by SunTrust Robinson Humphrey, the potential market value of Emageon from the perspectives of strategic parties and financial sponsors, as well as analyzing potential organic growth opportunities for Emageon. The Strategic Alternatives Committee discussed and agreed upon a list of potential “Tier One” and “Tier Two” strategic parties and financial sponsors selected primarily on the basis of their potential level of interest in and ability to act on a transaction with Emageon. The Strategic Alternatives Committee also considered the parties’ knowledge of Emageon’s industry in compiling these lists. The Strategic Alternatives Committee initially authorized SunTrust Robinson Humphrey to contact 15 potential Tier One strategic parties and five potential Tier One financial sponsors. The Strategic Alternatives Committee articulated to SunTrust Robinson Humphrey and Bass, Berry & Sims that discussions with these parties were to be undertaken in connection with the Strategic Alternatives Committee’s evaluation of a full continuum of alternatives including continuing as an independent public company with certain internal reorganization efforts and analysis of capital needs, evaluating various possible acquisition opportunities and analyzing the market’s valuation of Emageon to determine whether a potential sale of Emageon was in the best interest of Emageon’s stockholders. The Strategic Alternatives Committee engaged in an executive session during which the Strategic Alternatives Committee members discussed the proposed process and the Strategic Alternatives Committee’s actions going forward. Representatives of Bass, Berry & Sims advised the Strategic Alternatives Committee concerning its fiduciary duties, including the Strategic Alternatives Committee members’ duties of care and loyalty and the importance that they act independently on behalf of Emageon’s stockholders.

From May 21, 2007 through October 24, 2007, SunTrust Robinson Humphrey contacted 27 entities, including 19 strategic parties and eight financial sponsors, on behalf of the Strategic Alternatives Committee. During this time, Emageon executed confidentiality agreements with eight of these parties, including two strategic parties and six financial sponsors. Parties executing confidentiality agreements were provided preliminary financial information about Emageon, were granted access to an electronic data room and engaged in telephone calls and meetings with Emageon’s management. Most of the strategic parties contacted were not interested in pursing a transaction with Emageon for a variety of reasons. As a result of this process, Emageon’s management, with the assistance of SunTrust Robinson Humphrey, continued to revise its analysis of Emageon’s continuing viability as an independent, publicly traded company.

The Strategic Alternatives Committee held teleconference meetings on each of May 31, 2007, June 7, 2007 and June 15, 2007. During these calls, the Strategic Alternatives Committee members reviewed with SunTrust Robinson Humphrey the ongoing discussions with various strategic parties and financial sponsors as well as additional potential parties SunTrust Robinson Humphrey could contact in connection with the Strategic Alternatives Committee’s evaluation of strategic alternatives for the benefit of Emageon’s stockholders. The Strategic Alternatives Committee also reviewed updates from management regarding management’s assessment of various operational, financial and business development matters during these calls.

On June 26, 2007, the Strategic Alternatives Committee met and discussed with SunTrust Robinson Humphrey and management the status of discussions with various strategic parties and financial sponsors, including the lack of interest indicated by a number of the strategic parties contacted. The Strategic Alternatives Committee also discussed the proposed timeline for completing its evaluation of strategic alternatives on behalf of Emageon and its stockholders and making a recommendation to the full Company Board. The Strategic Alternatives Committee discussed with Mr. Jett Emageon’s financial outlook for 2007 and 2008 and Emageon’s ongoing conversations with various potential acquisition targets. The Strategic Alternatives Committee members further discussed with representatives of Bass, Berry & Sims their fiduciary duties, the Strategic Alternatives Committee’s role in the evaluation of strategic alternatives for the benefit of Emageon’s stockholders and the full continuum of alternatives being evaluated. The Strategic Alternatives Committee also met in executive session to discuss the evaluation process, market observations and management’s role in assisting the Strategic Alternatives Committee in its evaluation process.

During July 2007, the Strategic Alternatives Committee, with the assistance of SunTrust Robinson Humphrey, continued discussions with four financial sponsors and one strategic party regarding a possible transaction with Emageon. Each of these parties continued a due diligence investigation of Emageon with the assistance of Emageon’s management and representatives of SunTrust Robinson Humphrey. On July 20, 2007, the Strategic Alternatives Committee executed a confidentiality agreement with a second strategic party. In late July, one of the financial sponsors expressed to SunTrust Robinson Humphrey that it no longer wished to be involved in the process. In addition, a third strategic party, referred to herein as “Company A,” contacted Mr. Jett to express an interest in a strategic transaction with Emageon.

On July 30, 2007, Oliver Press Partners, LLC (“Oliver Press”), filed a Schedule 13D with the SEC indicating it had purchased a significant stake in Emageon. On August 2, 2007, the Strategic Alternatives Committee met to discuss the investment by Oliver Press in Emageon and the potential impact of Oliver Press’s investment and possible desire to influence Emageon’s activities on the ongoing strategic alternatives evaluation process. The Strategic Alternatives Committee discussed with Mr. Jett conversations he had held with representatives of Oliver Press as well as various business development and operational matters regarding Emageon. The Strategic Alternatives Committee discussed the status of discussions with the three strategic parties, including Company A, and the three financial sponsors that continued to express interest in Emageon.

On August 9, 2007, at a regularly scheduled meeting of the Company Board, the Strategic Alternatives Committee made a presentation to the board regarding the status of the strategic alternatives evaluation process. The Company Board reviewed a presentation by SunTrust Robinson Humphrey regarding the three financial sponsors and three strategic parties (including Company A), the level of interest indicated by each and an evaluation of each party’s ability to complete a transaction.

During the week following the August 9, 2007 Company Board meeting, the two strategic parties other than Company A and one of the financial sponsors informed SunTrust Robinson Humphrey they were not interested in further discussions regarding a transaction with Emageon. The Strategic Alternatives Committee instructed SunTrust Robinson Humphrey to prepare a bid letter to the remaining two financial sponsors, one of which is referred to herein as “Company D,” requesting a formal offer and markup of a form of merger agreement. The Strategic Alternatives Committee worked with Emageon’s management, Bass, Berry & Sims and Kilpatrick Stockton to prepare a form of merger agreement to be delivered to the parties. On August 22, 2007, SunTrust Robinson Humphrey delivered the bid letter on behalf of the Strategic Alternatives Committee to the two remaining financial sponsors, including Company D. A form of merger agreement, which had been approved by the Strategic Alternatives Committee, was delivered to these parties on August 31, 2007. The Strategic Alternatives Committee, with SunTrust Robinson Humphrey’s assistance, continued to engage in discussions with Company A regarding a possible strategic transaction based on a number of scenarios, including a stock for stock combination of the two entities.

During the first part of September 2007, the two remaining financial sponsors, including Company D, informed SunTrust Robinson Humphrey they were no longer interested in a transaction with Emageon. The Strategic Alternatives Committee, with the assistance of SunTrust Robinson Humphrey, continued to engage in discussions with Company A regarding a number of possible scenarios under which the parties might structure a strategic transaction, including as a stock for stock business combination.

On September 17, 2007, the Strategic Alternatives Committee addressed the withdrawal of all parties other than Company A from discussions with Emageon. The Strategic Alternatives Committee discussed the feasibility of a possible transaction with Company A, including the potential timeline for negotiating a definitive transaction, the structure of such a transaction and the potential value of such a transaction to Emageon’s stockholders. The Strategic Alternatives Committee reviewed with representatives of Bass, Berry & Sims the Strategic Alternatives Committee’s fiduciary duties and its role in connection with its evaluation of strategic alternatives for the benefit of Emageon’s stockholders, including with respect to negotiations with Company A. The Strategic Alternatives Committee also reviewed current operations, Emageon’s financial condition and a wide range of additional alternatives it might consider that might enhance stockholder value. After this discussion, the Strategic Alternatives Committee excused Mr. Jett and Mr. Carlisle from the meeting and engaged in an extended discussion regarding the process, the timeline for reporting to the full Company Board and the feasibility and potential value to Emageon’s stockholders of a possible transaction with Company A. The representatives of SunTrust Robinson Humphrey were then excused from the meeting and the Strategic Alternatives Committee met in executive session to discuss the strategic alternatives available to Emageon. Following this executive session, the Strategic Alternatives Committee authorized members of Emageon’s management and Mr. Clark, as representative of the Strategic Alternatives Committee, to meet with representatives of Company A to further gauge Company A’s level of interest in pursuing a definitive transaction. The Strategic Alternatives Committee also requested SunTrust Robinson Humphrey to prepare and distribute to the Strategic Alternatives Committee members SunTrust Robinson Humphrey’s valuation analysis of a transaction with Company A based on various scenarios as discussed at this meeting. On September 18, 2007, SunTrust Robinson Humphrey distributed to the Strategic Alternatives Committee members its analysis of a transaction between Emageon and Company A, including its analysis of an appropriate valuation of Emageon’s and Company A’s common stock.

During the following weeks, the Strategic Alternatives Committee continued to negotiate with Company A regarding a proposed transaction. On October 19, 2007, the Strategic Alternatives Committee delivered a form of merger agreement to Company A in furtherance of these negotiations. The parties continued to disagree as to the value attributable to Emageon’s stock in a stock for stock combination.

On October 22, 2007, the Strategic Alternatives Committee met to discuss the status of discussions with Company A, including a discussion of a number of open issues on which the parties differed, including among other things, Company A’s valuation of Emageon’s common stock. The Strategic Alternatives Committee also reviewed generally the results of its evaluation of strategic alternatives for the benefit of Emageon and its stockholders. The Strategic Alternatives Committee members discussed with Bass, Berry & Sims their fiduciary duties in connection with the Strategic Alternatives Committee’s evaluation of strategic alternatives on behalf of Emageon’s stockholders, noting that the feasible alternatives currently available to Emageon, which included primarily a strategic transaction with Company A or continuing as an independent public company with such internal restructuring and assessment of capital needs as determined by the full Company Board, would not involve a conflict of interest with members of management or any directors. After this discussion, the Strategic Alternatives Committee determined to recommend to the full Company Board that the review of strategic alternatives be returned to the full Company Board pending further developments, if any, that might require a committee of independent directors.

On October 24, 2007, at a regularly scheduled meeting of the Company Board, the Strategic Alternatives Committee delivered its report to the Company Board. The Strategic Alternatives Committee noted it had contacted an aggregate of 27 parties, including 19 strategic parties and eight financial sponsors as part of its strategic alternatives evaluation process and had entered into confidentiality agreements with eight of those parties, including two strategic parties and six financial sponsors. The Strategic Alternatives Committee discussed various other possible strategic alternatives, including continuing as an independent public company with a reorganization of Emageon’s management team, investment in product development initiatives and a continuing analysis of Emageon’s capital needs, as well as the evaluation of possible acquisitions of other businesses. The Strategic Alternatives Committee stated that, as of the date of the Board meeting, only Company A continued to indicate an interest in exploring strategic alternatives with Emageon. Accordingly, the Strategic Alternatives Committee recommended to the Company Board that Emageon continue negotiations with Company A regarding a definitive transaction and, if agreement could not be reached regarding a transaction that would be in the best interest of Emageon’s stockholders, Emageon should continue operating on a standalone basis with such restructuring and other steps as were determined by management and the full Company Board to be in the best interest of Emageon’s stockholders. After discussion, the Company Board approved the cessation of the Strategic Alternatives Committee’s activities. The Company continued to negotiate with Company A following the October 24, 2007 Company Board meeting but was unable to reach agreement regarding a definitive transaction.

On November 6, 2007, Emageon issued a press release reporting its financial results for the quarter ended September 30, 2007. The market value of Emageon’s common stock declined substantially following the release of Emageon’s financial results. At a special Company Board meeting on November 13, 2007, the Company Board, noting the decline in the market value of Emageon’s stock, closing at $4.58 per share (as reported on NASDAQ) on November 13, 2007, following the release of Emageon’s financial results for the third quarter of 2007 and the difficulties Emageon faced in the public market, determined further analysis of strategic alternatives would be required and requested that the Strategic Alternatives Committee reconvene. Following the Company Board meeting, Mr. Williamson, on behalf of the Strategic Alternatives Committee, requested Mr. Jett to contact representatives of “Company B,” a strategic party that the Strategic Alternatives Committee believed might have an interest in a potential acquisition of Emageon.

The Strategic Alternatives Committee met on November 16, 2007 and discussed with Mr. Jett his preliminary conversations with Company B, which indicated an interest in a possible acquisition of Emageon. The Strategic Alternatives Committee also authorized representatives of SunTrust Robinson Humphrey to contact parties previously contacted as part of the Strategic Alternatives Committee’s process, as well as certain additional strategic parties and financial sponsors with which the Strategic Alternatives Committee had not yet had discussions but who might be interested, particularly in light of Emageon’s reduced market valuation.

On December 4, 2007, the Strategic Alternatives Committee met to discuss the ongoing conversations with Company B and certain other strategic parties and financial sponsors contacted by SunTrust Robinson Humphrey. Mr. Jett and representatives of SunTrust Robinson Humphrey reported to the Strategic Alternatives

Committee at this meeting that Company B continued to express an interest in Emageon as did one other strategic party, referred to herein as “Company C.” Additionally, Mr. Jett reported that one of Emageon’s current institutional investors had contacted him regarding a possible investment transaction that would include as a condition to such investment representation on Emageon’s Company Board. The Strategic Alternatives Committee instructed Mr. Jett to pursue further the interest expressed by this institutional investor in a potential investment transaction. The Strategic Alternatives Committee discussed with representatives of SunTrust Robinson Humphrey additional parties the Strategic Alternatives Committee might contact and instructed SunTrust Robinson Humphrey to contact those parties to determine their interest in a possible transaction with Emageon.

Throughout December 2007 and January 2008, the Strategic Alternatives Committee, with the assistance of SunTrust Robinson Humphrey, held ongoing discussions with six strategic parties, including Company B and Company C, regarding a possible transaction with Emageon. Company B and Company C continued to conduct due diligence on Emageon during this time. SunTrust Robinson Humphrey subsequently received a call from a financial sponsor that had previously expressed an interest in Emageon, Company D, in which representatives of Company D expressed a renewed interest in discussing an acquisition of Emageon. In early January, Company B informed the Strategic Alternatives Committee that it was no longer interested in pursuing an acquisition of Emageon. On January 22, 2008, Company C submitted an indication of interest in which it offered to purchase only Emageon’s cardiology line of business. After reviewing SunTrust Robinson Humphrey’s analysis of Company C’s proposal, the Strategic Alternatives Committee determined Company C’s proposal undervalued Emageon and that splitting Emageon into segments was not in the best interest of Emageon’s stockholders.

On January 28, 2008, the Strategic Alternatives Committee met and discussed the withdrawal of Company B from discussions with Emageon and the continued interest of Company D in a possible transaction. The Strategic Alternatives Committee discussed the costs and benefits of an investment in Emageon by one of its current institutional investors as well as the feasibility of a stock buyback as a way to generate value for Emageon’s stockholders. After extended discussion, the Strategic Alternatives Committee determined that a possible sale of Emageon represented the best way to enhance stockholder value at this time. Accordingly, the Strategic Alternatives Committee agreed to continue its current evaluation of strategic alternatives, including the potential transaction with Company D.

Subsequent to the meeting on January 28, 2008, the Strategic Alternatives Committee received an indication of interest from Company D. The Strategic Alternatives Committee reconvened on the morning of January 29, 2008 to discuss the indication of interest received from Company D, a financial sponsor. Mr. Jett and Mr. Carlisle were present at the meeting but Mr. Jett was excluded from the discussion of the indication of interest from Company D and was not provided a copy for his review. The Strategic Alternatives Committee instructed SunTrust Robinson Humphrey to obtain additional information from Company D and to inquire as to the possibility of including an equity component as part of the transaction so as to allow Emageon’s current stockholders to retain an interest in Emageon following an acquisition of Emageon by Company D.

On February 11, 2008, the Strategic Alternatives Committee met to discuss further Company D’s indication of interest. Mr. Williamson expressed to the Strategic Alternatives Committee that Company D was not willing to consider an equity component but remained interested in pursuing an acquisition of Emageon for cash. The Strategic Alternatives Committee also noted that Company D had requested Emageon to enter into an exclusivity agreement before it continued its due diligence review. The Strategic Alternatives Committee requested SunTrust Robinson Humphrey to prepare an analysis of Company D’s offer and report back to the Strategic Alternatives Committee.

On February 19, 2008, the Strategic Alternatives Committee met and reviewed SunTrust Robinson Humphrey’s analysis of a transaction with Company D, including the feasibility of completing a transaction, the structure of the proposed transaction, the timeframe for negotiating the transaction and the potential value of the transaction to Emageon’s stockholders. Following this discussion, the Strategic Alternatives Committee instructed SunTrust Robinson Humphrey, with the assistance of Bass, Berry & Sims, to negotiate an exclusivity agreement on behalf of the Strategic Alternatives Committee with Company D. Subsequent to this meeting, on February 25, 2008, Emageon entered into a 45-day exclusivity agreement with Company D.

Mr. Williamson, on behalf of the Strategic Alternatives Committee, requested Bass, Berry & Sims to draft a form of merger agreement for the Strategic Alternatives Committee’s review. From February 25, 2008 through March 20, 2008, Company D conducted an extensive due diligence review of Emageon. On March 14, 2008, the Strategic Alternatives Committee met and discussed the form of merger agreement to be delivered to Company D. Following this discussion, the Strategic Alternatives Committee instructed Bass, Berry & Sims to deliver the agreement to SunTrust Robinson Humphrey and convey the Strategic Alternatives Committee’s authorization for its distribution to Company D. The form of merger agreement was immediately delivered to Company D.

On March 20, 2008, Company D communicated to SunTrust Robinson Humphrey that based on its analysis of its due diligence review and market conditions, it was no longer willing to pursue a transaction within the range communicated in its indication of interest and that it was significantly reducing its offer price. The Strategic Alternatives Committee met on March 24, 2008 and discussed Company D’s reduced offer with representatives of SunTrust Robinson Humphrey. The Strategic Alternatives Committee reviewed SunTrust Robinson Humphrey’s analysis of the reduced offer and after extended discussions determined that a sale of Emageon at the reduced offer price would undervalue Emageon and would not provide adequate value to Emageon’s stockholders. The Strategic Alternatives Committee instructed representatives of SunTrust Robinson Humphrey to contact Company D to confirm that the Strategic Alternatives Committee would no longer consider such a reduced offer and request the termination of the exclusivity arrangement between Emageon and Company D, which exclusivity agreement was subsequently terminated. The Strategic Alternatives Committee authorized SunTrust Robinson Humphrey to contact Company C to determine whether it had any interest in discussing an acquisition of Emageon as a whole as opposed to only the cardiology segment of Emageon’s business. Company C did not express an interest in an acquisition of Emageon as a whole.

On April 18, 2008, the Strategic Alternatives Committee met and discussed the strategic alternatives evaluation process with SunTrust Robinson Humphrey and reviewed management’s observations regarding the impact of the process on Emageon’s ongoing business operations. Noting the lack of executable offers received as a result of the strategic alternatives process despite the substantial number of parties contacted and the disruption of Emageon’s operations that would result from continuing the process, the Strategic Alternatives Committee determined it was in the best interest of Emageon and its stockholders to conclude the evaluation of strategic alternatives and to take such steps as the full board determined were necessary for Emageon to continue operating on an independent basis. The Company Board received, discussed and accepted this recommendation at its regularly scheduled meeting on April 29, 2008.

On May 9, 2008, in connection with Emageon’s annual stockholders meeting, Oliver Press filed with the SEC a preliminary proxy statement seeking stockholder support for three directors nominated by Oliver Press to Emageon’s Company Board at Emageon’s annual stockholder meeting scheduled for June 23, 2008. Over the ensuing weeks, Emageon engaged in a proxy contest with Oliver Press. On June 22, 2008, Emageon entered into an agreement with Mr. Jett and representatives of Oliver Press terminating the proxy contest with respect to the election of directors at Emageon’s annual meeting. Under the terms of the agreement, the size of Emageon’s Company Board was ultimately expanded to nine members, Mr. Jett and Douglas D. French tendered their resignations from the Company Board and Augustus K. Oliver and Benner Ulrich, principals of Oliver Press, were appointed to the Company Board. In addition, the Company Board agreed to appoint Bradley S. Karro to the Company Board, subject to the Board’s review of Mr. Karro’s qualifications and a background check of Mr. Karro. Mr. Karro was appointed to the Company Board on July 29, 2008. Further, Mr. Ulrich and, upon his subsequent appointment to the Company Board, Mr. Karro were added to the Strategic Alternatives Committee by the Company Board. The settlement agreement also contemplated that the Strategic Alternatives Committee would be reconstituted and would recommence its evaluation of strategic alternatives and that it would meet on June 23, 2008 to contemplate the engagement of an additional (or alternative) financial advisor and develop a schedule of activities in connection with its evaluation of strategic alternatives.

On June 23, 2008, the reconstituted Committee, consisting of four directors — Mr. Ulrich, Mr. Clark, Mr. Goad and Mr. Williamson, met by telephone. Mr. Oliver and Mr. Jett participated in the meeting at the Strategic Alternatives Committee’s request. At this meeting, the Strategic Alternatives Committee discussed the activities of the Strategic Alternatives Committee since its inception in April 2007, the viability of recommencing the investigation of strategic alternatives and the proposed timeline for a potential process. The Strategic Alternatives Committee also discussed with Mr. Jett management’s views of the potential impact of such a process on Emageon and its relationships with its employees and customers. Mr. Ulrich inquired about the possibility of separating the cardiology and imaging businesses of Emageon both for purposes of evaluating strategic alternatives and operationally, and Mr. Jett agreed to provide financial and other information to the Strategic Alternatives Committee to assist in analyzing this possibility. In addition, the Strategic Alternatives Committee discussed its engagement of SunTrust Robinson Humphrey and the possible benefits and risks of engaging a new financial advisor. In this regard, Mr. Ulrich and Mr. Oliver agreed to contact certain firms the Strategic Alternatives Committee might consider and report to the Strategic Alternatives Committee the following day regarding these preliminary conversations.

The Strategic Alternatives Committee met again on June 24, 2008. Mr. Ulrich stated that he and Mr. Oliver had engaged in conversations with SunTrust Robinson Humphrey as well as three other investment banks, including Jefferies & Company, Inc. (“Jefferies”), regarding their interest in working with the Strategic Alternatives Committee. Mr. Ulrich stated that Jefferies had expressed a desire to work with the Strategic Alternatives Committee. The Strategic Alternatives Committee discussed further the process for evaluating strategic alternatives, including conducting a controlled process as had been done previously or conducting a broader public auction within a timeframe that would limit the potential risk to Emageon’s ability to operate but that would allow Emageon to analyze whether a buyer might be found for Emageon at a valuation beneficial to Emageon’s stockholders. The Strategic Alternatives Committee agreed to continue discussions with Jefferies regarding a possible engagement and instructed Mr. Jett to coordinate with Jefferies regarding a visit to Emageon’s headquarters in Birmingham, Alabama to conduct due diligence. The Strategic Alternatives Committee also instructed Mr. Jett to prepare an analysis regarding management’s views of Emageon’s continuing viability as an independent public company. Also at this meeting, the Strategic Alternatives Committee agreed to appoint Mr. Ulrich as Chair of the Strategic Alternatives Committee.

On June 30, 2008, the Strategic Alternatives Committee met to discuss the possible engagement of a financial advisor as well as certain inquiries Mr. Jett had received regarding Emageon’s interest in a possible transaction. The Strategic Alternatives Committee discussed with Mr. Jett conversations he had had with one financial sponsor, referred to herein as “Company E,” and two strategic parties, Parent and Health Systems Solutions, Inc. (“HSS”). Mr. Jett stated that each of these parties had contacted him to express an interest in discussing a possible acquisition of Emageon. Mr. Oliver stated that another financial sponsor, referred to herein as “Company G,” had contacted him to express an interest in acquiring Emageon. The Strategic Alternatives Committee determined to obtain a final proposal from Jefferies and to meet again on July 2, 2008.

On July 2, 2008, the Strategic Alternatives Committee met by telephone with representatives of Jefferies who made a presentation to the Strategic Alternatives Committee regarding, among other matters, the Strategic Alternatives Committee’s strategic alternatives process, including parties Jefferies thought the Strategic Alternatives Committee should approach, the proposed timeline for completing a possible transaction and Jefferies’ proposed fee structure for serving as financial advisor to the Strategic Alternatives Committee.

The Strategic Alternatives Committee met again on July 3, 2008 to discuss the engagement of a financial advisor, including the possible engagement of Jefferies and the role of SunTrust Robinson Humphrey going forward. After discussion, the Strategic Alternatives Committee determined it was in the best interest of Emageon and its stockholders to engage Jefferies as its lead financial advisor and authorized Mr. Ulrich, working with Bass, Berry & Sims, to negotiate and enter into an engagement letter with Jefferies and an amendment to the engagement letter with SunTrust Robinson Humphrey reflecting SunTrust Robinson Humphrey’s revised role and including SunTrust Robinson Humphrey’s willingness to, if appropriate, evaluate and render an opinion as to the fairness, from a financial point of view, of a selected transaction.

On July 11, 2008, the Strategic Alternatives Committee entered into an engagement letter with Jefferies pursuant to which Jefferies agreed to serve as the Strategic Alternatives Committee’s lead financial advisor, and Emageon issued a press release announcing that the Strategic Alternatives Committee had retained Jefferies to assist it in its evaluation of strategic alternatives available to Emageon. Also on July 11, 2008, the Strategic Alternatives Committee entered into an amendment to its engagement letter with SunTrust Robinson Humphrey whereby SunTrust Robinson Humphrey agreed to a reduction in its fee and agreed to, if appropriate, evaluate and provide its opinion as to the fairness, from a financial point of view, of a selected transaction. Mr. Ulrich, on behalf of the Strategic Alternatives Committee, requested that Jefferies begin contacting the parties discussed at the July 2, 2008 meeting, including, among others, Company E, Parent, Company G and HSS, and report to the Strategic Alternatives Committee regarding its preliminary conversations and the status of its due diligence investigation of Emageon.

From July 11, 2008 to September 12, 2008, the Strategic Alternatives Committee, with Jefferies’ assistance, contacted 47 parties, including 17 strategic parties and 30 financial sponsors, most of which had not previously been contacted by the Strategic Alternatives Committee. An extensive financial information package was delivered to 27 parties with which Emageon had executed confidentiality agreements. The process was structured to solicit interest, provide diligence materials and receive indications of interest on or about September 8, 2008.

The Strategic Alternatives Committee met on July 22, 2008 and discussed with representatives of Jefferies its preliminary conversations with various parties. The Strategic Alternatives Committee also discussed with Mr. Jett his recent conversations with representatives of Parent who had discussed a possible valuation, which represented a discount to Emageon’s then current market price. Mr. Jett stated that Parent requested to negotiate on an exclusive basis with Emageon. After discussion, the Strategic Alternatives Committee determined that the valuation proposed by Parent was inadequate and that the Strategic Alternatives Committee should continue with its evaluation of other strategic alternatives.

On July 28, 2008, Company E submitted a preliminary indication of interest to the Strategic Alternatives Committee proposing to purchase all of the outstanding shares of common stock of Emageon. The proposal indicated that Company E was unwilling to move forward in discussions with Emageon without Emageon agreeing to either negotiate exclusively with Company E through September 8, 2008 or reimburse Company E’s expenses through September 8, 2008, if Emageon was unwilling to enter into an exclusive negotiating arrangement.

The Strategic Alternatives Committee met on July 29, 2008 and discussed the proposal made by Company E as well as the status of discussions with various strategic parties and financial sponsors. Representatives of Jefferies reported to the Strategic Alternatives Committee that in addition to Company E, Parent continued to indicate an interest in a transaction with Emageon. The Strategic Alternatives Committee also discussed several parties with which Jefferies had discussed a potential transaction but which had subsequently indicated they were not interested. The Strategic Alternatives Committee noted that Company E had done a substantial amount of due diligence regarding Emageon and had expressed the most interest of any of the parties with which the Strategic Alternatives Committee was currently engaged in discussions. Following discussion regarding Company E and the ongoing diligence being conducted by several other parties who had indicated an interest in Emageon, the Strategic Alternatives Committee determined it was not prudent to negotiate exclusively with Company E but that Company E’s continued participation in the process was important. Accordingly, the Strategic Alternatives Committee instructed Mr. Jett, along with Mr. Ulrich and representatives of Jefferies and Bass, Berry & Sims to engage in discussions with representatives of Company E regarding an appropriate expense reimbursement arrangement.

During the following week, Mr. Jett, Mr. Ulrich and representatives of Jefferies and Bass, Berry & Sims had several phone conversations with representatives of Company E and Company E’s outside legal counsel in which Company E reiterated its interest in acquiring Emageon at the price range indicated in its indication of interest, but expressed that it would not move forward in discussions with Emageon without either entering into an exclusivity agreement or an expense reimbursement arrangement. The Strategic Alternatives Committee, with the assistance of Bass, Berry & Sims, began negotiating an expense reimbursement agreement with

Company E under which Emageon would agree to reimburse Company E for certain third party expenses incurred in connection with its investigation of Emageon and negotiation of a transaction with Emageon through September 8, 2008, subject to an agreed upon maximum amount. Additionally, the expense reimbursement was only payable if Emageon discontinued discussions with Company E prior to September 8, 2008, or entered into a separate transaction not involving Company E within one year.

On August 5, 2008, the Strategic Alternatives Committee met and discussed with representatives of Jefferies the status of its discussions with various parties and considered further the proposed expense reimbursement agreement with Company E. The Strategic Alternatives Committee discussed management’s views regarding certain financial and operational circumstances surrounding Emageon, including Emageon’s declining revenue growth and employee attrition as well as the impact of declining conditions in the credit market on Emageon and its customers. After discussing the interest in Emageon indicated by Company E and their offer range representing a premium to the then current market price of Emageon’s common stock, as well as the uncertainty of the level of interest of other parties contacted, the Strategic Alternatives Committee determined it was in the best interest of Emageon and its stockholders to enter into the expense reimbursement agreement with Company E in order to ensure Company E’s continued participation in the process. Accordingly, the Strategic Alternatives Committee authorized entering into the expense reimbursement agreement with Company E.

During the week following the Strategic Alternatives Committee’s August 5, 2008 meeting, representatives of Jefferies discussed regularly with representatives of Company E the status of Company E’s diligence review of Emageon. Mr. Jett also had various conversations with representatives of Company E regarding Emageon’s business operations. Jefferies continued to discuss with a number of other parties their possible interest in a transaction with Emageon and worked with Emageon’s management to prepare an extensive financial information package for distribution to parties participating in the process.

The Strategic Alternatives Committee met on August 12, 2008 and discussed with representatives of Jefferies and Mr. Jett the status of Company E’s due diligence review of Emageon as well as the status of the financial information package to be delivered to various other parties that had expressed interest in a transaction. The Strategic Alternatives Committee discussed the timing of the distribution of a proposed merger agreement to Company E and the proposed timing for requiring other parties to submit indications of interest. The Strategic Alternatives Committee discussed with representatives of Bass, Berry & Sims the Strategic Alternatives Committee’s fiduciary duties, including the Strategic Alternatives Committee members’ duties of care and loyalty and the importance of their independence on behalf of Emageon’s stockholders. The Strategic Alternatives Committee and representatives of Bass, Berry & Sims also discussed the continued involvement of Mr. Jett in the Strategic Alternatives Committee’s discussions with various parties, including Company E. The Strategic Alternatives Committee discussed Mr. Jett’s knowledge of Emageon and its industry and the various parties involved in discussions with the Strategic Alternatives Committee, which was helpful to the Strategic Alternatives Committee in its analysis of strategic alternatives. The Strategic Alternatives Committee noted Mr. Jett’s desire to act in the best interest of Emageon’s stockholders and that his actions throughout the strategic alternatives evaluation process had been consistent with this goal. The Strategic Alternatives Committee specifically instructed Mr. Jett that no discussions were to take place regarding any arrangements for members of the management team in connection with a potential transaction. Mr. Jett confirmed such understanding and stated that no such conversations had taken place. Finally, the Strategic Alternatives Committee instructed representatives of Bass, Berry & Sims to prepare a form of merger agreement for the Strategic Alternatives Committee’s review to be distributed with a bid package to be delivered to potential buyers.

From August 5, 2008 to August 21, 2008, representatives of Company E and Company E’s lenders continued to conduct a due diligence review of Emageon and held several meetings with members of Emageon’s management. Jefferies engaged in several discussions with representatives of Company E regarding the status of Company E’s due diligence investigation of Emageon. During these discussions, Company E indicated that it had concerns its lenders might not be willing to provide adequate financing to support a price in the range proposed by Company E in its initial indication of interest.

On August 19, 2008, the Strategic Alternatives Committee met to discuss the status of its discussions with various parties, including Company E. Representatives of Bass, Berry & Sims advised the Strategic Alternatives Committee concerning its fiduciary duties, including the Strategic Alternatives Committee members’ duties of care and loyalty and the importance that they act independently on behalf of Emageon’s stockholders. Representatives of Jefferies stated that a financial information package regarding Emageon had been delivered to 27 parties currently engaged in the process. The Strategic Alternatives Committee discussed with representatives of Jefferies Company E’s diligence process and Company E’s desire to preempt the bid process by seeking to negotiate a definitive transaction by September 8, 2008. The Strategic Alternatives Committee reviewed the proposed bid letter to be distributed to parties interested in submitting a bid for Emageon and instructed Jefferies to deliver to such parties the bid letter requesting indications of interest by no later than September 8, 2008. The Strategic Alternatives Committee also reviewed with representatives of Bass, Barry & Sims the form of merger agreement to be sent to Company E and, at the appropriate time, to other potential bidders in the process. The Strategic Alternatives Committee agreed to wait to distribute the merger agreement to Company E until it confirmed it would be able to obtain financing.

On August 21, 2008, representatives of Jefferies spoke with representatives of Company E who stated they were unable to provide guidance regarding Company E’s ability to obtain adequate financing in connection with its offer to acquire Emageon at the price range indicated in its indication of interest. Company E agreed to cease incurring reimbursable expenses under the expense reimbursement agreement until it had confirmation from its lenders regarding financing.

The Strategic Alternatives Committee met on August 26, 2008 and discussed the status of discussions with various parties in the process. The Strategic Alternatives Committee also discussed with representatives of Jefferies Company E’s concerns about its financing. Representatives of Jefferies informed the Strategic Alternatives Committee that one strategic party had expressed interest in discussing the Strategic Alternatives Committee’s thoughts on an offer that included the potential buyer’s stock as part of the consideration and had requested an opportunity to meet with the Strategic Alternatives Committee. After further discussion, the Strategic Alternatives Committee agreed to meet by teleconference with representatives of this strategic party and asked representatives of Jefferies to coordinate a time for a meeting, which meeting was held on September 9, 2008. The Strategic Alternatives Committee also discussed with Mr. Jett various operational matters of Emageon and considered management’s views regarding the impact of the ongoing process on Emageon.

From August 26, 2008 to September 8, 2008, representatives of Jefferies held a number of conversations with various parties to which it had delivered the bid letter and a number of parties continued to conduct due diligence on Emageon. In addition, Mr. Jett and other members of management addressed various questions regarding the business operations of Emageon and met either in person or by phone with various parties in the process.

On September 8, 2008, the Strategic Alternatives Committee received indications of interest from six parties, one of which was HSS.

On September 9, 2008, the Strategic Alternatives Committee held a meeting to discuss the indications of interest with representatives of Jefferies, including price ranges and the qualifications of each party submitting a bid. The Strategic Alternatives Committee also discussed with Jefferies other parties expected to submit an indication of interest, including, among others, Company E and Company G, based on discussions Jefferies had held with such parties. Representatives of Bass, Berry & Sims reviewed with the Strategic Alternatives Committee members their fiduciary duties in evaluating the proposals, negotiating a transaction for the benefit of Emageon’s stockholders and making a recommendation to the full Company Board. The Strategic Alternatives Committee instructed Jefferies to prepare an analysis of each of the indications received and to deliver the analysis to the Strategic Alternatives Committee as soon as possible.

Over the next two days, the Strategic Alternatives Committee received six additional indications of interest, including from, among others, Company E, which confirmed that it expected to be able to obtain financing for the transaction, Parent and Company G. Jefferies prepared an analysis of each of the indications of interest received and distributed the analysis to the Strategic Alternatives Committee for its review. In total, the Strategic Alternatives Committee received indications of interest from 12 parties, including five strategic parties and seven financial sponsors. The preliminary non-binding indications of interest proposed valuations for Emageon’s common stock ranging from $2.00 per share to $3.75 per share, subject to various qualifications.

On September 12, 2008, the Strategic Alternatives Committee met and reviewed Jefferies’ analysis of the 12 indications of interest received, including the price ranges indicated, the form of consideration and the qualifications of each party submitting a bid. At the Strategic Alternatives Committee’s request, Mr. Jett and Mr. Carlisle participated in the meeting and provided the Strategic Alternatives Committee with management’s views on each party, including the amount of diligence each had undertaken and their views as to the feasibility of completing a definitive transaction with each party. The Strategic Alternatives Committee reviewed Mr. Jett’s analysis of Emageon’s operational and financial condition and noted that a sale of Emageon continued to be in the best interest of Emageon’s stockholders. Mr. Jett and Mr. Carlisle were then excused from the meeting, and the Strategic Alternatives Committee met in executive session with representatives of Bass, Berry & Sims and Jefferies. The Strategic Alternatives Committee members discussed with representatives of Bass, Berry & Sims their fiduciary duties in connection with the evaluation of the indications of interest received and the possible negotiation of a definitive agreement with such parties. The Strategic Alternatives Committee discussed the number of parties with which it should continue discussions based on the valuations indicated by the parties and the ability of each to complete a transaction within the next three to four weeks, which was considered advisable in order to limit the distraction caused by the process for management and employees of Emageon. Based on this discussion, the Strategic Alternatives Committee agreed that Company E and HSS should remain in the process based on their respective valuations of Emageon, their knowledge of Emageon’s industry and the substantial amount of diligence conducted by each. The Strategic Alternatives Committee then discussed in detail four other parties, all financial sponsors, which had submitted bids ranging from $2.40 to $3.75 per share in cash, including each party’s ability to complete a transaction within the timeframe contemplated by the Strategic Alternatives Committee. After this discussion, the Strategic Alternatives Committee instructed Jefferies to contact each of these parties to determine their willingness to continue in the process without an exclusivity agreement and whether the parties would be able to submit a formal bid, that would include comments to the form of merger agreement, to the Strategic Alternatives Committee on or before October 3, 2008. The parties were contacted in an order based primarily on the valuation range submitted, with the parties indicating a higher valuation being given the first opportunity to continue in the process.

On September 15, 2008, the Strategic Alternatives Committee met and discussed the status of conversations with the four financial sponsors discussed at the Strategic Alternatives Committee’s meeting on September 12, 2008. Representatives of Jefferies indicated they had contacted the two parties submitting the highest valuation range and were confirming whether these parties were willing to continue in the process. The Strategic Alternatives Committee noted that, given the valuation ranges proposed by these two parties, Jefferies should determine these parties’ willingness to continue in the process before approaching the other two financial sponsors, one of which was Company G. However, if neither of the parties were willing to continue in the process, Jefferies should contact Company G and the other party discussed at the September 12, 2008 Committee meeting in an effort to have at least three parties in total (including Company E and HSS) continue in the process. The Strategic Alternatives Committee then instructed Jefferies to send the bid package to HSS and Company E with instructions that formal bids were due to the Strategic Alternatives Committee on or before October 3, 2008.

Over the next two days the first three of the four parties Jefferies contacted subsequent to the September 12, 2008 Committee meeting informed Jefferies they would not continue to participate in the process. Representatives of Jefferies discussed these conversations with Mr. Ulrich, who, on behalf of the Strategic Alternatives Committee, instructed Jefferies to contact Company G. On September 17, 2008, representatives of Company G indicated to Jefferies they would be willing to continue in the process without exclusivity and that they could deliver a formal bid to the Strategic Alternatives Committee on or before October 3, 2008. Accordingly, at the instruction of Mr. Ulrich, on behalf of the Strategic Alternatives Committee, a bid package was delivered to Company G.

Between September 17, 2008 and September 29, 2008, representatives of Jefferies and Emageon’s management responded to a number of requests from and held informational meetings with representatives of each of Company E, Company G and HSS. In addition, Parent contacted the Strategic Alternatives Committee and requested the opportunity to enter a formal bid. Parent was told that the valuation submitted in its indication of interest was substantially below the valuation ranges received from other parties. Parent stated that it believed it would be able to increase its offer price. Given the substantial due diligence done by Parent and Parent’s knowledge of Emageon’s industry, the Strategic Alternatives Committee agreed to send Parent a bid package.

On September 29, 2008, the full Company Board met to discuss the strategic alternatives process with the Strategic Alternatives Committee. Representatives of Jefferies and Bass, Berry & Sims as well as Mr. Jett and Mr. Carlisle also participated in the meeting. At this meeting, members of the Strategic Alternatives Committee reviewed with the full Company Board the process conducted by the Strategic Alternatives Committee, the indications of interest received, the four parties from whom formal bids were expected, the process for selecting these four parties and the October 3, 2008 deadline. The Company Board discussed with the Strategic Alternatives Committee and representatives of Jefferies the qualifications of each of the four parties and the background of each. The Company Board discussed with Mr. Jett management’s perspective on the parties and reviewed Mr. Jett’s analysis of Emageon’s financial and operational condition as well as management’s support of pursuing a transaction in the time frame recommended by the Strategic Alternatives Committee. Following the Board meeting, the Strategic Alternatives Committee met with representatives of Jefferies and Bass, Berry & Sims to discuss further the process and conversations Jefferies and management continued to have with the potential bidders regarding the process and Emageon’s operations.

During the week of September 29, 2008, the Strategic Alternatives Committee received preliminary markups of the form of merger agreement from each of Company E, Company G and HSS. The Strategic Alternatives Committee, with the assistance of Bass, Berry & Sims, reviewed and held discussions with legal counsel for each of these parties regarding the changes to the merger agreement proposed by each party and delivered revised drafts of the merger agreement to each party.

On October 3, 2008, Emageon received final bids, including markups of the form of merger agreement, from Parent, Company G and HSS. Parent proposed to purchase Emageon for $2.20 per share, Company G proposed $2.45 per share, and HSS proposed $3.00 per share, each in all cash transactions. Company E informed Jefferies that it would not be submitting a bid.

On October 4, 2008, the Strategic Alternatives Committee met for the primary purpose of discussing the bids received. Representatives of Jefferies, Bass, Berry & Sims and SunTrust Robinson Humphrey participated in the meeting. The Strategic Alternatives Committee members discussed with representatives of Bass, Berry & Sims their fiduciary duties in connection with the Strategic Alternatives Committee’s role in considering whether to proceed with a possible sale of Emageon and the Strategic Alternatives Committee’s choice and recommendation of a buyer to the full Company Board of Emageon. The Strategic Alternatives Committee reviewed Jefferies’ presentation regarding the bids received and discussed with representatives of Bass, Berry & Sims the key terms, including terms relating to the conditionality of the potential acquiror’s obligation to consummate the merger, Emageon’s fiduciary out and the deal protection terms, the expected timing of their closing and the remedies available to each party for a breach of the merger agreement, as well as issues to be negotiated in the merger agreement markups submitted by each party. The Strategic Alternatives Committee discussed with representatives of SunTrust Robinson Humphrey its preliminary analysis of the bids received. After extended discussion, the Strategic Alternatives Committee determined to focus its attention on reaching a definitive agreement with HSS, primarily due to the superior value proposed and representations regarding the availability of its financing, while maintaining dialogue with Parent and Company G to ensure an alternative transaction in the event HSS did not execute a definitive agreement.

From October 4, 2008 through October 9, 2008, the Strategic Alternatives Committee and HSS and their respective legal and financial advisors engaged in extensive negotiations regarding open issues in the proposed merger agreement between Emageon and HSS (the “HSS Merger Agreement”). At the Strategic Alternatives Committee’s request, in light of financing risks in the current environment, HSS was requested to make a

$5.0 million deposit at signing to be held in escrow as unliquidated damages in the event its financing was not available at closing or HSS otherwise intentionally breached the HSS Merger Agreement. At this point, however, HSS was not willing to make the deposit a non-exclusive remedy or have the deposit payable upon its intentional breach of the HSS Merger Agreement. The parties also negotiated the terms of a voting agreement (the “Voting Agreement”), to be executed by Oliver Press and Emageon’s directors and executive officers. HSS also continued to negotiate a purchase agreement with an affiliate of its majority stockholder regarding the purchase of additional convertible debentures in HSS for purposes of funding HSS’s acquisition of Emageon and additional working capital following the transaction. Separately, HSS negotiated the principal terms of an agreement with Keith Stahlhut, Emageon’s acting Principal Operating Officer, pursuant to which Mr. Stahlhut would be employed by HSS following consummation of the proposed merger between Emageon and HSS (the “HSS Merger”).

The Strategic Alternatives Committee met on October 9, 2008 primarily to consider its recommendation to the Company Board regarding the sale of Emageon to HSS. Representatives of Bass, Berry & Sims, Jefferies, SunTrust Robinson Humphrey and Emageon’s management, including Mr. Jett, participated in the meeting at the Strategic Alternatives Committee’s request. Representatives of Bass, Berry & Sims reviewed with the Strategic Alternatives Committee members their fiduciary duties in connection with their consideration of whether to recommend a possible sale of Emageon to the Company Board. The Strategic Alternatives Committee reviewed a presentation by management regarding Emageon’s operations and financial results for the third quarter of 2008 and Emageon’s projected financial results for the year ending December 31, 2008. Mr. Jett discussed with the Strategic Alternatives Committee management’s continued belief that the sale of Emageon in the near term was in the best interest of Emageon and its stockholders. The Strategic Alternatives Committee discussed with representatives of Jefferies the Strategic Alternatives Committee’s evaluation of strategic alternatives, including the parties contacted since July 2008 and the process for qualifying these parties to become potential buyers of Emageon, as well as the valuation of the bid proposals received from HSS, Parent and Company G. The Strategic Alternatives Committee reviewed a detailed presentation from SunTrust Robinson Humphrey, including all of the analyses that would ultimately form the basis for its fairness opinion. SunTrust Robinson Humphrey’s report was extensive and provided an evaluation of Emageon from a number of perspectives, including a reference companies analysis, a reference transactions analysis, a discounted cash flows analysis and a premiums paid analysis. The Strategic Alternatives Committee reviewed the assumptions utilized by SunTrust Robinson Humphrey in connection with each analysis. Representatives of SunTrust Robinson Humphrey articulated to the Strategic Alternatives Committee that SunTrust Robinson Humphrey was prepared to render its opinion to the Strategic Alternatives Committee that the consideration to be received by Emageon’s stockholders in the proposed transaction with HSS was fair, from a financial point of view, to such holders. The Strategic Alternatives Committee reviewed with representatives of Bass, Berry & Sims the terms of the proposed HSS Merger Agreement, including the material open items and the timeline for finalizing the HSS Merger Agreement. Mr. Jett then left the meeting and after extended discussion, the Strategic Alternatives Committee agreed that the sale of Emageon to HSS was the best strategic alternative reasonably available to Emageon and unanimously determined to recommend to the Company Board a sale of Emageon to HSS, pursuant to the transaction terms discussed at the meeting.

Following the Strategic Alternatives Committee meeting on October 9, 2008, the full Company Board held a special meeting to consider the recommendation of the Strategic Alternatives Committee regarding the sale of Emageon to HSS. Representatives of Bass, Berry & Sims, Jefferies, SunTrust Robinson Humphrey and Emageon’s management, including Mr. Jett and Mr. Carlisle, participated in the meeting at the request of the Company Board. Representatives of Bass, Berry & Sims reviewed with the Company Board its fiduciary duties in connection with the consideration of whether to proceed with a possible sale of Emageon. The Company Board reviewed a presentation by management regarding Emageon’s operations and financial results for the third quarter of 2008 and Emageon’s projected financial results for the year ending December 31, 2008. Mr. Jett reiterated management’s continued belief that the sale of Emageon in the near term was in the best interest of Emageon and its stockholders. Next, at the request of Mr. Williamson, Mr. Ulrich and representatives of Jefferies led a discussion regarding the Strategic Alternatives Committee’s evaluation of strategic alternatives, including the parties contacted since July 2008, the process for qualifying these parties to become potential buyers of Emageon, the role of the Strategic Alternatives Committee’s financial and legal advisors in the process and the potential transaction with HSS recommended by the Strategic Alternatives Committee and being considered by the Company Board. The Company Board reviewed a detailed presentation from SunTrust Robinson Humphrey, including all of the analyses that would ultimately form the basis for its fairness opinion. The Company Board reviewed the assumptions utilized by SunTrust Robinson Humphrey in connection with its analysis. Representatives of SunTrust Robinson Humphrey articulated to the Company Board that the transaction with HSS offered the highest value reasonably available and that SunTrust Robinson Humphrey was prepared to render its opinion to the Strategic Alternatives Committee that the consideration to be received by Emageon’s stockholders in the proposed transaction with HSS was fair, from a financial point of view, to such holders. The Company Board reviewed with representatives of Bass, Berry & Sims the terms of the proposed HSS Merger Agreement, including the material open items (including whether HSS would be willing to fund a $5 million escrow fund as unliquidated damages in case it failed to secure financing for the transaction or HSS otherwise intentionally breached the HSS Merger Agreement) and the timeline for finalizing the HSS Merger Agreement. Each member of the Company Board indicated his or her willingness to sign the Voting Agreement in support of the proposed transaction with HSS, as did Mr. Ulrich and Mr. Oliver on behalf of Oliver Press. The Strategic Alternatives Committee confirmed its recommendation and belief that the sale to HSS was the best strategic alternative reasonably available to Emageon. At this time, the Strategic Alternatives Committee members excused themselves from the meeting to allow the remaining directors of the Company Board to address any concerns and questions to the financial and legal advisors and Mr. Jett and Mr. Carlisle. Thereafter, upon the Strategic Alternatives Committee members rejoining the meeting, Bass, Berry & Sims reviewed the terms of the proposed resolutions relating to the proposed HSS Merger and responded to questions. After extended discussions, the Company Board, in part based on the recommendation of the Strategic Alternatives Committee and the review of SunTrust Robinson Humphrey’s fairness presentation, unanimously approved the HSS Merger Agreement, the Voting Agreement and the deposit agreement governing the $5.0 million to be held in escrow (the “Deposit Agreement”), subject to satisfactory resolution of the final terms of the Deposit Agreement in the manner discussed at the meeting.

On October 10, 2008 and October 11, 2008, the Strategic Alternatives Committee and HSS and their respective financial and legal advisors continued to negotiate the remaining outstanding issues in the various transaction documents and to finalize Emageon’s disclosure schedules.

On the morning of October 12, 2008, a representative of HSS contacted Jefferies and stated HSS and its financing sources were concerned about the recent turbulence in the credit markets and the outlook of the global economy and reduced the offer price from $3.00 per share to $2.75 per share. Following further discussion, HSS revised its reduced purchase price from $2.75 per share to $2.85 per share. In addition, HSS conceded to the demands of Emageon regarding the $5.0 million Deposit Agreement, primarily that it include payment to Emageon for HSS’s intentional breach of the HSS Merger Agreement and that the deposit payment would be a non-exclusive remedy when payable, and not liquidated damages.

Later on October 12, 2008, the Company Board held a special meeting to discuss the revised offer price proposed by HSS. Mr. Jett and representatives of SunTrust Robinson Humphrey, Jefferies and Bass, Berry & Sims participated in the meeting at the Company Board’s request. The Company Board reviewed the revised purchase price proposed by HSS and discussed the reasons given for the reduction. Jefferies also confirmed that based on recent discussions with Parent and Company G that such parties would not be able to offer a similar value to HSS’s revised proposal. SunTrust Robinson Humphrey provided an update of its analyses presented on October 9, 2008 in light of the reduced price, and confirmed that the reduced offer price did not result in any meaningful changes to its financial analyses. Representatives of SunTrust Robinson Humphrey expressed their oral opinion that the merger consideration to be received by Emageon’s stockholders in the HSS Merger was fair to such stockholders from a financial point of view, which opinion was subsequently confirmed in writing to the Strategic Alternatives Committee. The Strategic Alternatives Committee reaffirmed its recommendation to enter into the HSS Merger Agreement. Following extended discussions, the Company Board, in part based on the recommendation of the Strategic Alternatives Committee and the review of SunTrust Robinson Humphrey’s fairness presentation, unanimously approved the HSS Merger Agreement, the Voting Agreement and the Deposit Agreement.

The HSS Merger Agreement and the related transaction documents were finalized and executed by the parties on October 13, 2008, and Emageon and HSS issued a joint press release publicly announcing the proposed HSS Merger.

Emageon’s stockholders approved the HSS Merger at a special meeting held on December 17, 2008 and Emageon, believing it had satisfied the requisite conditions under the HSS Merger Agreement, delivered a letter to HSS formally requesting a closing of the HSS Merger by December 23, 2008. On December 23, 2008, HSS notified Emageon that Stanford International Bank Limited (“SIBL”) would not provide funding to consummate the HSS Merger at such time. Emageon, with the assistance of Bass, Berry & Sims, began preparing to file suit in Delaware Chancery Court to enforce Emageon’s rights under the HSS Merger Agreement, including the right to specific performance of HSS’s obligations under the HSS Merger Agreement. Simultaneously, from December 24, 2008 through December 29, 2008, Emageon and HSS and their respective legal and financial advisors engaged in negotiations regarding a possible extension of the closing date of the HSS Merger.

On December 29, 2008, Emageon and HSS, based upon written affirmations and assurances from SIBL to HSS (as to SIBL’s support for closing the HSS Merger and its continued commitment to fulfill its obligations under its funding agreement with HSS), entered into an amendment to the HSS Merger Agreement providing for an extension of the closing date of the HSS Merger to February 11, 2009. In exchange for this extension and the continuing financing risk to the closing of the HSS Merger, the amendment also provided for the removal of substantially all conditions to HSS’s obligation to close the HSS Merger and the deposit by HSS of an additional $4 million into the deposit escrow account established in connection with the HSS Merger, increasing the total amount held in such escrow account to $9 million (such amount, the “Deposit Escrow Amount”), which amount would automatically be distributed to Emageon in the event the HSS Merger did not close on February 11, 2009 for any reason other than the breach by Emageon of its nonsolicitation obligations under the HSS Merger Agreement.

On February 10, 2009, Emageon received formal notice from HSS stating it did not expect SIBL to provide the financing necessary to fund the HSS Merger. Emageon issued a press release on the morning of February 11, 2009 stating it had received the notice and was evaluating its options in response to this development. On February 11, 2009, SIBL did not fulfill its obligations under the financing agreement with HSS and, as a result, HSS failed to consummate the HSS Merger and the HSS Merger. Pursuant to the terms of the amended HSS Merger Agreement and the amended Deposit Agreement, the Deposit Escrow Amount was released to Emageon by wire transfer on February 12, 2009.

On February 12, 2009, the Company Board met to discuss the alternatives available to Emageon in light of the failure of the HSS Merger to close. The Company Board, among other matters, discussed with representatives of Jefferies and management (i) the prospects for HSS to obtain alternative financing to fund the HSS Merger, which were considered to be very uncertain at best, (ii) the potential for Emageon to find an alternative buyer in the event it terminated the HSS Merger Agreement and (iii) the proposed restructuring plan developed by management and discussed with the Company Board during the period of time since the failure of the initial closing of the HSS Merger to occur in December 2008. Mr. Jett reviewed with the Company Board Emageon’s ongoing operations and financial condition, as well as the proposed restructuring plan for implementation in the event Emageon continued as an independent company. The Company Board discussed with representatives of Bass, Berry & Sims Emageon’s alternatives with respect to filing suit against HSS, including the potential timeline and costs for any litigation, the potential for successful enforcement of a claim for specific performance and the potential for recovery of additional damages from HSS beyond funds provided pursuant to the Deposit Escrow Amount. Following further discussion, the Company Board determined it was in the best interest of Emageon and its stockholders to terminate the HSS Merger Agreement and to promptly evaluate the strategic alternatives available to Emageon, including a sale of Emageon to an alternate buyer or continuing as an independent company with such restructuring and other steps as determined by management and the Company Board. The Company Board instructed Mr. Jett and Mr. Carlisle, with the assistance of Bass, Berry & Sims, to prepare and deliver a termination notice to HSS terminating the HSS Merger Agreement. The Company Board authorized Jefferies following the termination of the HSS Merger Agreement to speak with all parties (excluding HSS) that had participated in the final stages of the sale process that occurred in late September – early October 2008, including Parent and Company G. The HSS Merger Agreement was terminated on February 12, 2009.

From February 12, 2009 to February 16, 2009, Jefferies held discussions regarding a possible acquisition of Emageon with seven parties, including Company C, Company E, Company G, Parent and three other parties that had previously expressed an interest in acquiring Emageon. In addition, Mr. Jett and other members of management addressed various questions regarding Emageon’s ongoing business operations and engaged in teleconferences for diligence and other purposes with representatives of certain of these parties. During this time, Emageon received written indications of interest from two parties, Parent and Company G, offering $2.05 per share and $2.03 per share, respectively, for all of Emageon’s outstanding shares of common stock. Company G’s indication of interest was subject to completion of its due diligence review of Emageon.

On February 16, 2009, the Company Board met to further discuss strategic alternatives, including a discussion of the indications of interest received from Parent and Company G. The Company Board discussed with representatives of Jefferies the indications of interest received from each of Parent and Company G, including the prices indicated, the conditions to and certainty of a closing, the source of the parties funding for a transaction and the ability of the parties to move promptly to negotiate and finalize definitive transaction documents. The Company and Emageon management all concurred that a prompt resolution of Emageon’s strategic direction was critical in light of the potentially harmful effects of another prolonged bidding process on Emageon’s business operations and because of the adverse impact that the uncertainty over such strategic direction was having on Emageon’s customers, employees, sales efforts and share price. The Company Board also discussed Jefferies’ conversations with the other parties with which Jeffries held discussions on behalf of the Company Board; however, no other party presented a written indication of interest. Representatives of Bass, Berry & Sims reviewed with the members of the Company Board their fiduciary duties in evaluating strategic alternatives for Emageon, including the possible sale of Emageon. The Company Board discussed with Mr. Jett the Company’s operations and financial condition and management’s perspective on the indications of interest received. After extended discussions, the Company Board instructed Jefferies to solicit from Parent and Company G each party’s best and final offer, including a markup of the HSS Merger Agreement to better understand any proposed material changes to the transaction documentation that was previously negotiated with HSS. Jefferies contacted representatives of Parent and Company G promptly following the Company Board meeting and delivered to each party a copy of the HSS Merger Agreement and other requested due diligence materials.

Also on February 16, 2009, the SEC filed suit against, among others, SIBL, alleging fraud related to certificates of deposit sold by SIBL, and a temporary restraining order and orders freezing the assets of SIBL were issued by the United States District Court for the Northern District of Texas. These events prompted both Parent and Company G to inquire of Emageon regarding the status of the Deposit Escrow Amount and over the next two days, representatives of Emageon and each of Parent and Company G engaged in extensive discussions regarding the Deposit Escrow Amount and the proposed merger transaction.

On the evening of February 18, 2009 and early morning of February 19, 2009, Emageon received revised bids and a markup of the HSS Merger Agreement from each of Company G and Parent, respectively. Company G offered to purchase all the outstanding shares of Emageon for approximately $1.69 per share to be delivered at closing, with an additional $0.41 per share (which approximates to the Deposit Escrow Amount on a per share basis) to be held in escrow pending the resolution, pursuant to a final court order, of any claims that might be made with respect to the Deposit Escrow Amount within the applicable statutes of limitations. Parent offered to purchase the outstanding shares of Emageon for $1.69 per share, with an additional $0.41 per share to be held pursuant to a comparable escrow arrangement and released upon triggering events to be specified in the agreement or, alternatively, to purchase all the outstanding shares of Emageon at a price of $1.82 per share with no amount to be held in escrow.

On the morning of February 19, 2009, the Company Board met to discuss the revised bids received from Parent and Company G. The Company Board discussed with representatives of Jefferies the bids received from Parent and Company G, including the prices indicated, the inclusion of an escrow in the indications of interest received and the funding sources of the parties. The Company Board discussed with representatives of Bass,

Berry & Sims the key terms of each bid, including terms related to the conditionality of each party’s obligation to consummate a transaction, the timeline for negotiating and finalizing transaction documents, expected timing of their closing and the possibility and related benefits and risks of structuring the transaction as a tender offer. Each party had confirmed that it would require an escrow of the full Deposit Escrow Amount if it was to be reflected in the purchase price they were willing to pay, although Parent had presented an alternative purchase price that would include approximately 32% of the Deposit Escrow Amount in the purchase price with no escrow. The Company Board discussed with representatives of Bass, Berry & Sims possible risk exposure with respect to the Deposit Escrow Amount and the practical difficulties and uncertainties that the proposed escrow arrangement would cause. Mr. Jett discussed with the Company Board the level of due diligence each party had completed and management’s perspective on each bid received, including Jefferies’ and management’s views regarding certainty of closure and the feasibility of each party’s ability to finalize a transaction within the timeframe being considered. After further discussion, the Company Board instructed Jefferies to request that Company G provide an alternative bid that did not include an amount to be held in escrow and to determine whether either party was willing to increase its bid.

Throughout the day on February 19, 2009, representatives of Jefferies engaged in discussions with representatives of Parent and Company G. Parent confirmed that it was finished conducting due diligence, and reiterated that it was willing to pay $1.82 per share with no escrow and would fund the proposed transaction with cash currently on its balance sheet, but noted that it would not increase its offer price. Company G indicated it would pay $1.80 per share with no escrow, and requested an additional 24 to 48 hour period to complete its due diligence review of Emageon with significant assistance from management required to do so. Company G also indicated that it desired to use external financing to fund the transaction but that if none could be obtained, it would fully fund the transaction with an equity investment from its investment funds.

The Company Board met on February 20, 2009 to further discuss its strategic alternatives and discuss the proposals from Parent and Company G. Mr. Jett, Mr. Carlisle and representatives of Jefferies and Bass, Berry & Sims also participated at the request of the Company Board. The Company Board discussed with representatives of Jefferies and Bass, Berry & Sims the revised bids from Parent and Company G, including the price offered by each, the level of conditionality to their obligation to close under the merger agreement markups submitted, and each party’s ability to fund a transaction and to move promptly to finalize definitive transaction documents. Mr. Jett discussed with the Company Board the ongoing operations and financial condition of Emageon, as well as management’s perspective regarding execution risk of the restructuring plan and the merger proposals that had been submitted by each of Parent and Company G. Mr. Jett, with the support of management, reiterated his belief that obtaining as much certainty of closure as possible in a transaction was vital to Emageon’s ability to maintain its customer and key employee relationships and that management’s proposed restructuring plan involved significant execution risks, especially given the current macroeconomic environment. Following further discussion, the Company Board determined to pursue a sale of Emageon and instructed Mr. Jett and Mr. Carlisle, with the assistance of Bass, Berry & Sims and Jefferies, to negotiate and finalize definitive transaction documents. Company G subsequently indicated it would be willing to match Parent’s offer price, provided it was not materially higher. Given the uncertainty regarding the additional due diligence required by Company G and concerns regarding relative certainty of closure, the Company Board instructed its advisors to focus their primary efforts on finalizing Parent’s proposal for consideration.

From February 19, 2009 through February 23, 2009, Emageon and Parent and their respective legal and financial advisors engaged in extensive negotiations regarding open issues in the Merger Agreement and related transaction documents.

On February 22, 2009, the Company Board held a special meeting to consider the possible sale of Emageon to Parent. Representatives of Bass, Berry & Sims, Jefferies, SunTrust Robinson Humphrey and Emageon’s management, including Mr. Jett, Mr. Stahlhut and Mr. Carlisle, participated in the meeting at the request of the Company Board. Representatives of Bass, Berry & Sims reviewed with the Company Board its fiduciary duties in connection with the consideration of whether to proceed with a possible sale of Emageon. The Company Board reviewed a presentation by management regarding Emageon’s operations and financial results for 2008 and Emageon’s projected financial results for the first quarter of 2009 and the full year 2009 assuming implementation of the proposed restructuring plan for Emageon to continue as an independent company. Mr. Jett reiterated management’s continued belief that a sale of Emageon in the near term, at the values presented to and discussed with the Company Board, was in the best interest of Emageon and its stockholders. Next, at the request of Mr. Williamson, representatives of Jefferies led a discussion regarding the potential transaction with Parent being considered by the Company Board, including the indications of interest received since the termination of the HSS Merger Agreement and the process for qualifying these indications of interest. The Company Board reviewed a detailed presentation from SunTrust Robinson Humphrey, including all of the analyses that would ultimately form the basis for its fairness opinion. The Company Board reviewed the assumptions utilized by SunTrust Robinson Humphrey in connection with its analysis. Representatives of SunTrust Robinson Humphrey articulated to the Company Board its belief that the transaction with Parent offered the highest value reasonably available under the current circumstances and that SunTrust Robinson Humphrey was prepared to render its opinion to the Company Board that the consideration to be received by Emageon’s stockholders in the proposed transaction with Parent was fair, from a financial point of view, to such holders. The full text of the written opinion of SunTrust Robinson Humphrey, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached as Annex B to this Schedule. The Company Board reviewed with representatives of Bass, Berry & Sims the terms of the proposed Merger Agreement with Parent, including the proposed structure of the transaction as a tender offer, the material open items, the timeline for finalizing the Merger Agreement and the material terms and conditions of the proposed form of Tender Agreement. Each member of the Company Board indicated his or her willingness to sign the form of Tender Agreement in support of the proposed transaction with Parent, as did Mr. Ulrich and Mr. Oliver on behalf of Oliver Press. After extended discussions, the Company Board, in part based on the review of SunTrust Robinson Humphrey’s fairness presentation, unanimously approved the Merger Agreement and the Tender Agreement.

The Merger Agreement and the related transaction documents were finalized and executed by the parties on February 23, 2009, and Emageon and Parent issued a joint press release publicly announcing the proposed merger.

Reasons for the Company Board’s Recommendation

In reaching its decision to approve the Merger Agreement and recommend that Company stockholders accept the Offer and tender their Shares in the Offer, the Company Board consulted with the Company’s senior management and the independent financial advisors and legal counsel to the Company and to the former Strategic Alternatives Committee of the Company Board, reviewed a significant amount of information and considered a number of factors, including, among others, the following potentially favorable factors in support of the Offer and the Merger:

•	the possible alternatives to the sale of the Company, including continuing to operate the Company on an independent basis, and the Company Board’s resulting belief that no other alternative reasonably available to the Company and its stockholders would provide greater value and certainty to stockholders in the foreseeable future;

•	the certainty of realizing in cash a fair value for Company stockholders in the offer compared to the high level of risk and uncertainty associated with the continued execution of the Company’s current strategic plan and the operation of the Company’s business resulting from, among other things, (i) the mature condition of the Company’s primary market for sales of its picture archiving and communications radiology systems, or PACS, and the consequent pressure on revenue growth; (ii) slow overall market demand for medical imaging software, hardware and support services; (iii) high penetration of the Company’s primary radiology market and the related delay in the timing of customer software replacement cycles; (iv) disruption of the Company’s base of existing and potential customers and employees as a result of the Company’s investigation of strategic alternatives; and (v) difficulties associated with the development, marketing and sale of next generation medical imaging software to replace the Company’s current software offerings;

•	the potential for continued negative effects on the operation of the Company’s business, operating results and profitability associated with the ongoing deterioration in general economic conditions and prospects for the Company’s industry, and the continued difficulty of hospitals and other health care providers to access credit as a result of the ongoing negative lending environment;

•	the financial presentation and oral opinion of SunTrust Robinson Humphrey rendered to the Company Board on February 22, 2009, which opinion was subsequently confirmed by delivery of a written opinion to the effect that, as of the date of the written opinion and based upon and subject to the considerations described in the written opinion, the Offer Price was fair, from a financial point of view, to Company stockholders;

•	the results of the Company’s comprehensive investigation of strategic alternatives that began in April 2007, pursuant to which the Company Board and the former Strategic Alternatives Committee of the Company Board, with the assistance of their financial advisors, Jefferies and SunTrust Robinson Humphrey, (i) considered the potential strategic alternatives available to the Company, including a sale of the Company, a merger of equals, acquisitions of other companies complementary to the Company’s business, recapitalizations, share repurchases and operational and management changes, and (ii) engaged in extensive discussion and negotiation with numerous third parties regarding a business combination with the Company, including conducting preliminary discussions, entering into confidentiality agreements, receiving indications of interest and receiving definitive proposals to acquire the Company;

•	the fact that the Offer Price will be paid in cash at closing, with no portion of the purchase price subject to future conditions in order to be paid, which provides certainty and immediate value to Company stockholders;

•	the fact that the Offer and Merger are not subject to a financing condition, the representations of Parent and Purchaser that they have the financial resources on hand that are necessary to consummate the Offer and the Merger and the resulting increased certainty that the proposed acquisition will be completed;

•	the fact that the transaction is structured as a tender offer for all Shares, which can generally be completed and cash consideration delivered to tendering Company stockholders more promptly than would have been the case with a merger subject to stockholder approval at a stockholder meeting;

•	the terms of the Merger Agreement, which, among other things, permit the Company Board to exercise its fiduciary duties to Company stockholders under Delaware corporate law to consider unsolicited acquisition proposals and to change the Company Board’s recommendation with respect to the Merger, as well as the limited number and nature of closing conditions and the limited risk of non-satisfaction of the closing conditions;

•	the attractiveness of Parent as a strategic buyer, having a business platform that complements the Company’s business and provides an opportunity for the growth of the Company’s business;

•	the belief that the $1.6 million termination fee payable by the Company to Parent if the Merger Agreement is terminated under certain circumstances is reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company Board entered into or intended to enter into a more favorable transaction;

•	the significant costs associated with continuing as an independent public company, and the implications of such costs for the Company’s future profitability and the trading prices of the Common Stock in light of the Company’s relative size;

•	the fact that stockholders who do not tender their Shares under the circumstances described in the Offer will have the right to demand appraisal of the fair value of their Shares under Delaware law if they meet the prescribed conditions; and

•	the fact that the per share Offer Price represented an approximate 143% premium over the closing price of the Company’s Common Stock on the last trading date prior to the announcement of the Offer.

In the course of their deliberations, the Company Board also considered a variety of risks and other potentially negative factors relating to the Offer and the Merger, including the following:

•	the risks and contingencies related to the announcement and pendency of the Offer and the Merger, including diverting management focus and resources from other opportunities and the effect of the Offer and Merger on the Company’s customers, employees, suppliers and its relationships with other third parties (including the potential negative reaction of these parties to the fact that the Company would be acquired by Parent);

•	the risk that the conditions to Parent’s and Purchaser’s obligations to complete the Offer and Merger, including the Minimum Condition, will not be satisfied;

•	the right of Parent to terminate the Merger Agreement in certain circumstances, including for certain breaches by the Company of its representations, warranties, covenants and agreements in the Merger Agreement;

•	the fact that under the terms of the Merger Agreement, the Company cannot solicit other acquisition proposals and must pay to Parent a termination fee of $1.6 million if the Merger Agreement is terminated under certain circumstances, which, in addition to being costly, might have the effect of discouraging other parties from proposing an alternative transaction that might be more advantageous to Company stockholders than the Offer and the Merger;

•	the fact that the income realized by stockholders as a result of the Offer and the Merger generally will be taxable to Company stockholders;

•	the fact that the Company will no longer exist as an independent public company and Company stockholders will forgo any future increase in value that might result from the possible growth of the Company;

•	the interests that the Company’s directors and executive officers have or may have with respect to the Offer and the Merger, in addition to their interests as stockholders of the Company generally, as described above under the heading “Arrangements with the Company’s Executive Officers, Directors and Affiliates;” and

•	the fact that, pursuant to the Merger Agreement, the Company is subject to a variety of other restrictions on the conduct of its business prior to consummation of the Offer and the closing of the Merger or termination of the Merger Agreement, which may delay or preclude actions that would be advisable if the Company were to remain an independent company.

The foregoing discussion of the factors considered by the Company Board is not intended to be exhaustive, but rather includes material factors that the Company Board considered in approving the Merger Agreement and recommending that stockholders tender their Shares in the Offer. In view of the wide variety of factors considered by the Company Board in connection with their evaluation of these transactions and the complexity of these factors, the Company Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign any specific or relative weights to the specific factors they considered in reaching their determination, except that, as noted above, the Company Board of Directors put significant weight on the financial presentations and fairness opinion delivered to the Company Board by SunTrust Robinson Humphrey, its financial advisor. The Company Board considered all these factors as a whole, and determined that the transaction was in the best interests of the Company and its stockholders. In considering the factors described above, individual directors may have assigned different weights to different factors.

Opinion of SunTrust Robinson Humphrey

The Strategic Alternatives Committee of the Company Board engaged SunTrust Robinson Humphrey to assist the Strategic Alternatives Committee in its evaluation of various strategic alternatives that may be available to Emageon. Pursuant to this engagement, SunTrust Robinson Humphrey and Emageon management began a targeted marketing process, as more fully described above under “Background of the Transaction.” On July 11, 2008, Emageon announced that the Strategic Alternatives Committee had selected Jefferies & Company, Inc. as Lead Advisor and SunTrust Robinson Humphrey as Co-Advisor to assist the Strategic

Alternatives Committee to evaluate all strategic options available for Emageon. Following this announcement, Jefferies and Emageon conducted an extensive marketing process, and Emageon eventually entered into an agreement and plan of merger with Health Systems Solutions, Inc., as described above under the heading “Background of the Transaction”.

In connection with SunTrust Robinson Humphrey’s engagement, the Company Board requested that SunTrust Robinson Humphrey evaluate the fairness, from a financial point of view, to the holders of Shares of the $1.82 per share Offer Price to be received in the Offer and the Merger by such holders. On February 22, 2009, at a meeting of the Company Board held to evaluate the Offer and the Merger, SunTrust Robinson Humphrey rendered to the Company Board its oral opinion, which opinion was confirmed by the delivery of a written opinion dated February 22, 2009, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $1.82 per Share Offer Price to be received by the holders of such shares was fair, from a financial point of view, to such holders.

The full text of SunTrust Robinson Humphrey’s written opinion, dated February 22, 2009, which sets forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex B to this Schedule and is incorporated herein by reference. SunTrust Robinson Humphrey’s opinion was provided to the Company Board for its information in connection with its evaluation of the Offer Price from a financial point of view, does not address any other aspect of the Offer and the Merger and is not intended to be and does not constitute a recommendation to any holder of Common Stock as to how or whether such holder should tender, vote or act in connection with the Offer or the Merger or any other matters. The summary of the SunTrust Robinson Humphrey opinion is qualified in its entirety by reference to the full text of the opinion. Holders of Common Stock are encouraged to read the SunTrust Robinson Humphrey opinion carefully in its entirety.

In arriving at its opinion, SunTrust Robinson Humphrey, among other things:

•	reviewed the Merger Agreement;

•	reviewed certain publicly available information concerning Emageon;

•	reviewed certain financial and operating information with respect to the business, operations and prospects of Emageon furnished to SunTrust Robinson Humphrey by Emageon;

•	reviewed historical trading information with respect to Common Stock;

•	reviewed certain historical and projected financial information for Emageon and selected publicly traded companies that SunTrust Robinson Humphrey deemed relevant;

•	reviewed certain historical information relating to premiums paid in acquisitions of selected publicly traded companies that SunTrust Robinson Humphrey deemed relevant;

•	had discussions with the management of Emageon concerning its business, operations, financial condition and prospects; and

•	undertook such other studies, analyses and investigations as SunTrust Robinson Humphrey deemed appropriate.

In arriving at its opinion, SunTrust Robinson Humphrey assumed and relied upon, without independent investigation or verification, the accuracy and completeness of the financial and other information furnished or discussed with it by Emageon. With respect to the financial forecasts of Emageon furnished to or discussed with SunTrust Robinson Humphrey, SunTrust Robinson Humphrey assumed that they were reasonably prepared on bases reflecting the then best currently available estimates and judgments of the management of Emageon as to the future financial performance of Emageon. In arriving at its opinion, SunTrust Robinson Humphrey did not conduct a physical inspection of the properties and facilities of Emageon and SunTrust Robinson Humphrey did not make, nor was it provided with any evaluations or appraisals of the assets or liabilities, if any, contingent or otherwise, of Emageon. With respect to certain contingent or potential tax and environmental liabilities, SunTrust Robinson Humphrey relied, without independent investigation or verification, upon the assessments of Emageon’s management and counsel. SunTrust Robinson Humphrey also assumed that the Offer and Merger will be consummated in accordance with its terms and that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer or the Merger will be obtained without any adverse effect on Emageon, the Offer or the Merger.

The SunTrust Robinson Humphrey opinion is necessarily based upon business, economic, market and other conditions as they existed on and could be evaluated as of the date of its opinion. SunTrust Robinson Humphrey did not express an opinion as to the underlying valuation, future performance or long-term viability of Emageon. Subsequent developments may affect SunTrust Robinson Humphrey’s opinion and SunTrust Robinson Humphrey does not have any obligation to update or revise its opinion.

The SunTrust Robinson Humphrey opinion did not address any terms or other aspects or implications of the Offer or the Merger (other than the Offer Price to the extent expressly specified in the opinion) or any aspects or implications of any other agreement, arrangement or understanding to be entered into in connection with, or otherwise contemplated by, the Offer or the Merger. SunTrust Robinson Humphrey also expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Offer and the Merger, or any class of such persons, relative to the Offer Price. SunTrust Robinson Humphrey’s opinion was necessarily based on information available to SunTrust Robinson Humphrey, and financial, stock market and other conditions and circumstances existing and disclosed to SunTrust Robinson Humphrey, as of the date of its opinion. The issuance of SunTrust Robinson Humphrey’s opinion was authorized by its fairness opinion committee.

In preparing its opinion, SunTrust Robinson Humphrey performed a variety of financial and other analyses, including those described below. This summary is not a complete description of the analyses underlying SunTrust Robinson Humphrey’s opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Accordingly, SunTrust Robinson Humphrey believes that its analyses and all relevant factors must be considered as an integrated whole and that selecting portions of its analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and SunTrust Robinson Humphrey’s opinion.

In performing its analyses, SunTrust Robinson Humphrey considered general business, economic, industry and market conditions (financial and otherwise), many of which are beyond the control of Emageon. No company, transaction or business used in SunTrust Robinson Humphrey’s analyses as a comparison is identical to Emageon, the Offer or the Merger and, accordingly, the analyses necessarily involve complex considerations and judgments concerning differences in financial and operating characteristics of the companies and transactions reviewed and other factors that would affect the market values of the relevant companies and Emageon. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, SunTrust Robinson Humphrey did not make separate or quantifiable judgments regarding individual analyses. The estimates contained in these analyses and the valuation ranges indicated by any particular analysis are illustrative and not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

The type and amount of consideration payable in the Offer and the Merger was determined through negotiations between Emageon and Parent and the decision to enter into the Merger Agreement was solely that of the Company Board. SunTrust Robinson Humphrey’s opinion was only one of many factors considered by the Company Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Company Board or management with respect to the Offer and the Merger or the consideration payable in the Offer and the Merger.

The following is a summary of the material financial and other analyses performed by SunTrust Robinson Humphrey in connection with the preparation of its opinion dated February 22, 2009 and presented by SunTrust

Robinson Humphrey to the Company Board on February 22, 2009. The following summary, however, does not purport to be a complete description of the financial analyses performed by SunTrust Robinson Humphrey.

Selected Companies Analysis

SunTrust Robinson Humphrey calculated ratios of firm value and equity value to certain historical and projected financial data for selected publicly traded companies in the Imaging Technology industry that were considered by SunTrust Robinson Humphrey to have, for purposes of its analyses, operations similar to certain operations of Emageon. For purposes of its analysis, SunTrust Robinson Humphrey defined firm value as the market value of the relevant entity’s outstanding equity securities (sometimes referred to herein as equity value) plus the value of its outstanding indebtedness and certain other liabilities less the amount of any cash and cash equivalents on its most recent financial statements. The selected publicly traded companies in the Imaging Technology industry used for this analysis were:

•	Allscripts Healthcare Solutions Inc.

•	Computer Programs & Systems Inc.

•	NightHawk Radiology Holdings, Inc.

•	Virtual Radiologic Corporation

•	Vital Images Inc.

•	Merge Healthcare Incorporated

•	AMICAS Inc.

•	Mediware Information Systems Inc.

•	Aspyra Inc.

For the selected publicly traded companies, SunTrust Robinson Humphrey calculated firm value as a multiple of the relevant entity’s latest twelve months, or “LTM,” and actual 2008 revenues and projected 2009 revenues, and earnings before interest, taxes, depreciation and amortization, or “EBITDA.” All multiples were based on closing stock prices as of February 20, 2009. Historical revenues and EBITDA results were based on publicly available financial information for the selected companies. Projected revenues and EBITDA estimates for the selected publicly traded companies were based on consensus research analyst estimates published by Thomson Reuters.

SunTrust Robinson Humphrey applied the multiples indicated by the selected companies’ analysis to corresponding financial data for Emageon, including projected financial data provided by the management of Emageon. That analysis indicated (a) an implied low and high value per share of Common Stock based on the actual 2009 revenue multiples of the selected companies of $1.29 and $2.90, (b) an implied low and high value per share of Emageon common stock based on the projected 2009 revenue multiples of the selected companies of $1.20 and $2.51, and (c) an implied low and high value per share of Common Stock based on the projected 2009 EBITDA multiples of the selected companies of $1.69 and $2.19, in each case as compared to the proposed Offer Price of $1.82 per share.

Selected Transactions Analysis

SunTrust Robinson Humphrey reviewed implied transaction multiples for the following 29 selected merger and acquisition transactions completed since January 1, 2005:

Acquiror	Target

Eclipsys Corporation	Premise Corporation
Canopy Financial, Inc.	CareGain, Inc.
Eclipsys Corporation	MediNotes Corporation
Medassets, Inc.	MedAssurant, Inc.
BPO Management Services, Inc.	Healthaxis Inc.
Health Care Service Corporation	MEDecision, Inc.
St. Jude Medical Inc.	EP Medsystems Inc.
Bio-Imaging Technologies Inc.	Phoenix Data Systems, Inc.
Misys Healthcare Solutions, Inc.	Allscripts Healthcare Solutions Inc.
Opto Circuits Ltd.	Criticare Systems Inc.
Zimmer Holdings Inc.	ORTHOsoft Inc.
AMICAS, Inc.	Inspiration Technology, Inc.
Radiology Practice Software
Battery Ventures	Quovadx Inc.
Nighthawk Radiology Holdings, Inc.	Teleradiology Diagnostic Service, Inc.
Sage Software, Inc.	Emdeon Practice Services
RadNet, Inc.	Radiologix Inc.
Koninklijke Philips Electronics NV	Witt Biomedical Corporation
Allscripts Healthcare Solutions Inc.	A4 Health Systems, Inc.
Emageon Inc.	Camtronics Medical Systems, Ltd.
GE Healthcare Ltd.	IDX Systems Corporation
Siemens Medical Solutions USA, Inc.	CTI Molecular Imaging, Inc.
Merge Technologies Incorporated	Cedara Software Corporation
Elekta AB	IMPAC Medical Systems, Inc.

For each of the selected transactions, SunTrust Robinson Humphrey calculated the ratio of the firm value of the target based on the transaction consideration as a multiple of LTM revenues, EBITDA and EBIT. The firm values of the targets were based on the aggregate consideration paid in the relevant selected transaction and where available, the revenues, EBITDA and EBIT values for each of the target companies were based on publicly available historical financial information.

SunTrust Robinson Humphrey applied the multiples indicated by the selected transactions analysis to corresponding year-end financial data for Emageon for 2008. That analysis indicated an implied low and high value per share of Common Stock based on the selected multiples of the selected transactions of $4.02 and $7.23, in each case as compared to the proposed Offer Price of $1.82 per share.

Premiums Paid Analysis

SunTrust Robinson Humphrey reviewed the premiums paid in approximately 60 selected mergers and acquisitions involving publicly traded target companies from January 1, 2005 to January 30, 2009 with a transaction value between $50 million and $1.5 billion. SunTrust Robinson Humphrey also reviewed approximately 10 selected mergers and acquisitions involving publicly traded target companies in the Imaging Technology industry. SunTrust Robinson Humphrey reviewed the percentage premium paid for the common stock of the target company in such transactions relative to the target company’s closing stock price one day and 30 days prior to public announcement of the transaction.

SunTrust Robinson Humphrey applied the percentage premiums indicated by the premiums paid analysis to the closing prices of Common Stock one day and 30 days prior to February 20, 2009. That analysis indicated (a) an implied low and high value per share of Common Stock based on selected one day premiums paid analysis of $0.94 and $1.16 and (b) an implied low and high value per share of Emageon common stock based on selected 30 day premiums paid analysis of $2.46 and $3.05, in each case as compared to the proposed Offer Price of $1.82 per share.

Other Analyses

SunTrust Robinson Humphrey also considered the historical market prices and trading volumes for Emageon’s common stock as compared to corresponding data for selected publicly traded companies and selected market indexes, including the S&P 500 Index and the NASDAQ Index.

The Strategic Alternatives Committee had retained SunTrust Robinson Humphrey to act as its financial advisor and render a fairness opinion to the Board of Directors in connection with the Offer and the Merger because of SunTrust Robinson Humphrey’s experience and reputation and its familiarity with Emageon and its business. SunTrust Robinson Humphrey is a nationally recognized investment banking firm regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements. In the ordinary course of its business, SunTrust Robinson Humphrey and its affiliates may actively trade in debt and equity securities of Emageon, as well as securities of Parent, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, SunTrust Robinson Humphrey acted as a Co-Advisor for Emageon in connection with the evaluation of strategic options available for Emageon.

Intent to Tender

As described above in Item 3 under the heading “Tender and Support Agreements,” the Signing Stockholders (i.e., the Company’s directors and executive officers, along with OPP, the Company’s largest stockholder), who beneficially own, in the aggregate, approximately 18.0% of the outstanding Shares, have each entered into a Tender Agreement with Parent and Purchaser under which such Signing Stockholder agreed, as a stockholder of the Company:

•	to tender in the Offer (and not to withdraw) all Shares beneficially owned or subsequently acquired by such Signing Stockholder;

•	to vote such Shares in favor of adoption of the Merger Agreement and against any takeover or competing proposal other than the Merger;

•	to appoint designees of Parent as its proxy to vote such Shares in connection with the Merger Agreement;

•	not to otherwise transfer any of its Shares; and

•	not to initiate, solicit, propose, participate or engage in negotiations with respect to any takeover proposal or to provide confidential information regarding the Company or the Merger to any other person.

Therefore, to the knowledge of the Company, all of the Company’s executive officers and directors intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer other than Shares, if any, that such person may have an unexercised right to purchase by exercising options, and, if necessary, to vote such Shares in favor of the Merger.

The foregoing summary of the Tender Agreements is qualified by reference to the form of Tender and Support Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

SunTrust Robinson Humphrey

Pursuant to a letter agreement dated May 23, 2007, as modified on July 10, 2008 and February 23, 2009, the Company engaged SunTrust Robinson Humphrey to act, along with Jefferies, as its financial advisor in connection with its investigation of strategic alternatives, including the contemplated Offer and Merger. Under the terms of the engagement, the Company agreed to pay SunTrust Robinson Humphrey $500,000 from funds received from escrow in connection with the recent termination of the Company’s merger agreement with Health Systems Solutions, Inc., and a fee of $315,000, payable upon delivery of SunTrust Robinson Humphrey’s fairness opinion, for its financial advisory services in connection with the Offer and the Merger. In addition, the Company has agreed to reimburse SunTrust Robinson Humphrey for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify SunTrust Robinson Humphrey and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

Jefferies

Pursuant to a letter agreement dated July 11, 2008, as modified on February 19, 2009, the Company engaged Jefferies to act, along with SunTrust Robinson Humphrey, as its financial advisor in connection with its investigation of strategic alternatives, including the contemplated Offer and Merger. Under the terms of the engagement, as modified, the Company paid Jefferies $750,000 from funds received from escrow in connection with the recent termination of the Company’s merger agreement with Health Systems Solutions, Inc., and agreed to pay Jefferies for its financial advisory services in connection with the Offer and the Merger an additional aggregate fee of $750,000, a portion ($200,000) of which became payable upon the announcement of the execution of the Merger Agreement, and a portion of which will become payable only if the Offer is consummated. In addition, the Company has agreed to reimburse Jefferies for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify Jefferies and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

Other

Except as set forth above in this Item 5, neither the Company nor any person acting on its behalf has directly or indirectly employed, retained or agreed to compensate any person to make solicitations or recommendations in connection with the Offer or the Merger.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, by any director, executive officer, affiliate or subsidiary of the Company.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as indicated in Items 2, 3 and 4 of this Schedule, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or

•	any material change in the Company’s present dividend rate or policy, or indebtedness or capitalization.

There are no transactions, resolutions of the Company Board or agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the foregoing paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

Information Statement

The Information Statement attached as Annex A to this Schedule is being furnished in connection with Purchaser’s right, pursuant to the Merger Agreement, to designate certain persons to be appointed or elected to the Company Board, other than at a meeting of the Company’s stockholders, as described in Item 3 above and in the Information Statement, and such Information Statement is incorporated herein by reference.

Top-Up Option

Subject to the terms of the Merger Agreement, the Company has granted Purchaser an irrevocable option, exercisable at any time after the Acceptance Time, to purchase from the Company a number of newly-issued Shares that, when added together with Shares owned directly or indirectly by Purchaser and Parent immediately following the Acceptance Time, constitutes one share more than 90% of the total Shares then outstanding (the “Top-Up Option”). Purchaser may exercise the Top-Up Option at any time after the Acceptance Time, however, the Top-Up Option is not exercisable to the extent it would be exercisable for a number of newly-issued Shares in excess of the Company’s then authorized and unissued shares of Common Stock. Purchaser will pay to the Company a per share amount equal to the Offer Price for each Share acquired upon exercise of the Top-Up Option, which amount will be payable in cash or by delivery of a note.

The Merger — Stockholder Approval

Section 253 of the DGCL provides that, if a parent corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of either entity. Under the Merger Agreement, Parent, Purchaser and the Company have agreed that if, following completion of the Offer and, if applicable, any subsequent offering period or the exercise of the Top-Up Option, Parent, Purchaser or any other direct or indirect subsidiary of Parent owns at least 90% of the outstanding Shares on a fully diluted basis, each of Purchaser, Parent and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable thereafter, without the approval of the Company’s stockholders, pursuant to a short-form merger in accordance with Section 253 of the DGCL.

If, following completion of the Offer and any subsequent offering period, Parent or Purchaser (or any other direct or indirect subsidiary of Parent) does not exercise the Top-Up Option and does not own at least 90% of the outstanding Shares on a fully diluted basis, the approval of the Company’s stockholders will be required in order to consummate the Merger. In this case, if permitted by law, the Company’s organizational documents and any applicable rules and regulations of any stock exchange, Parent and Purchaser will, as holders of a majority of the voting power of the outstanding Shares entitled to vote, adopt the Merger Agreement by written consent without a meeting of the Company’s stockholders. Alternatively, if Parent and Purchaser are not permitted by law, the Company’s organizational documents or any rules or regulations of any stock exchange to adopt the Merger Agreement by written consent, the Company will duly call, give notice of, convene and hold a stockholders meeting for the purpose of adopting the Merger Agreement. At any such meeting, Purchaser will be able to approve the Merger without the affirmative vote of any other stockholders.

Appraisal Rights

Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares (that did not previously tender such holder’s Shares in the Offer) immediately prior to the Effective Time who has neither voted in favor of the adoption of the Merger Agreement nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL (the Shares held by each such holder being referred to as “Appraisal Shares”) will be entitled to receive a judicial determination of the fair value of the holder’s Appraisal Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for such Appraisal Shares. Any such judicial determination of the fair value of the Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value determined in the appraisal could be higher or lower than the Offer Price. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the Offer Price.

At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the rights provided under Section 262 of the DGCL. If any holder of Shares who demands appraisal of their Shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal of those Shares pursuant to Section 262 of the DGCL (or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262), such Shares will be converted into, and represent the right to receive, the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of those rights.

The Company has agreed to give Parent prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable law received by the Company relating to stockholders’ rights of appraisal. The Company has also agreed to give Parent the opportunity to participate in and direct all negotiations and proceedings with respect to demands for appraisal. The Company will not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal of Appraisal Shares, offer to settle or settle any such demands or approve any withdrawal or other treatment of any such demands.

The foregoing summary is not intended to be complete and is qualified by reference to the Merger Agreement and Section 262 of the DGCL, which have been filed as Exhibit (e)(1) and included as Annex C hereto, respectively, and which are incorporated herein by reference.

State Takeover Laws

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the time that person became an interested stockholder unless:

•	before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•	upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares of outstanding stock, those shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

•	following the transaction in which that person became an interested stockholder, the business combination is (i) approved by the board of directors of the corporation and (ii) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above, and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger and the transactions contemplated by the Merger Agreement.

Regulatory Approvals

The Company is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Purchaser’s or Parent’s acquisition or ownership of the Shares.

ITEM 9.	EXHIBITS.

Exhibit No.	Description

(a)(1)	Offer to Purchase dated March 5, 2009 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Purchaser and Parent on March 5, 2009).
(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Purchaser and Parent on March 5, 2009).
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Purchaser and Parent on March 5, 2009).
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Purchaser and Parent on March 5, 2009).
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Purchaser and Parent on March 5, 2009).
(a)(6)	Joint Press Release issued by Parent and the Company on February 23, 2009 (incorporated herein by reference to the Joint Press Release filed under the cover of Schedule 14D-9 by the Company on February 23, 2009).
(a)(7)	Form of summary advertisement, published March 5, 2009 (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO filed by Purchaser and Parent on March 5, 2009).
(a)(8)	Letter to Stockholders of the Company from the Company, dated March 5, 2009.*
(a)(9)	Information Statement Pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex A hereto).*
(e)(1)	Agreement and Plan of Merger, dated as of February 23, 2009, by and among Purchaser, Parent and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on February 24, 2009).
(e)(2)	Form of Tender and Support Agreement, dated as of February 23, 2009, by and between Parent, Purchaser, and each of Charles A. Jett, Jr., Keith Stahlhut, John W. Wilhoite, Arthur P. Beattie, Roddy J.H. Clark, Fred C. Goad, Bradley S. Karro, Mylle H. Mangum, Augustus K. Oliver, John W. Thompson, Benner Ulrich, Hugh H. Williamson, III and Oliver Press Partners, LLC (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on February 24, 2009).
(e)(3)(i)	Employment Agreement with Charles A. Jett, Jr. dated August 10, 2004 (incorporated by reference to Exhibit 10.5 the Registration Statement on Form S-1 filed by the Company on November 19, 2004).
(e)(3)(ii)	Amendment No. 1 to Employment Agreement with Charles A. Jett, Jr. Dated July 8, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on July 11, 2008).
(e)(4)	Severance Agreement and General Release with Charles A. Jett, Jr. dated February 23, 2009 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on February 24, 2009).
(e)(5)	Employment Agreement with John W. Wilhoite dated April 29, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on May 1, 2008).
(e)(6)	Employment Agreement with Keith Stahlhut dated May 8, 2008.**
(e)(7)	Agreement, dated June 22, 2008, among the Company, Charles A. Jett, Jr. and certain affiliates of Oliver Press Partners, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on June 23, 2008).

Exhibit No.	Description

(e)(8)	Form of Indemnification Agreement between the Company and its Executive Officers and Directors (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 filed by the Company on November 19, 2004).
(e)(9)	Confidentiality Agreement, dated December 21, 2007, between Parent and the Company.**
(e)(10)	Opinion of SunTrust Robinson Humphrey, dated February 22, 2009 (included as Annex B hereto).*

*	Filed herewith and included in the copy of the Schedule mailed to the Company’s stockholders.

**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Charles A. Jett, Jr.
Charles A. Jett, Jr.
Chief Executive Officer

Date: March 5, 2009

ANNEX A

EMAGEON INC.
1200 Corporate Drive, Suite 200
Birmingham, Alabama 35242

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

This Information Statement is being mailed on or about March 5, 2009 to holders of record of common stock, par value $0.001 per share (the “Shares,” or the “Common Stock”), of Emageon Inc. (“Emageon,” or the “Company”) as a part of Emageon’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to a tender offer by AMICAS Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of AMICAS, Inc., a Delaware corporation (“Parent”), for all of the issued and outstanding Shares. You are receiving this Information Statement in connection with the possible appointment or election of persons designated by Purchaser to at least a majority of the seats on the Company’s Board of Directors (the “Company Board,” or the “Board”). The designation is to be made pursuant to the Agreement and Plan of Merger, dated February 23, 2009, by and among Purchaser, Parent and the Company (as such agreement may from time to time be amended or supplemented, the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on March 5, 2009, to purchase all of the issued and outstanding Shares at a purchase price of $1.82 per Share, net to the stockholder in cash without interest thereon and subject to applicable withholding taxes, upon the terms and subject to the conditions set forth in that certain Offer to Purchase, dated March 5, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal, dated March 5, 2009 (the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 11:59 p.m., New York City time, on April 1, 2009, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will be obligated to purchase all Shares that have been validly tendered in the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with this Schedule 14D-9 to Company stockholders and are filed as exhibits to the Schedule 14D-9 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on March 5, 2009.

The Merger Agreement provides that after the purchase by Purchaser of at least a majority of the outstanding Shares in the Offer, Purchaser will be entitled to designate a number of the Company’s directors, rounded up to the next whole number, that is equal to the product of (i) the total number of directors on the Company Board (giving effect to the directors designated by Purchaser) multiplied by (ii) the percentage that the aggregate number of Shares so acquired by Purchaser bears to the total number of Shares outstanding. As a result, Purchaser will have the ability to designate a majority of the Company Board following the consummation of the Offer.

The Merger Agreement also provides that, following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”) in accordance with the provisions of the Delaware General Corporation Law, and the Company will continue as the surviving corporation in the Merger and a wholly owned subsidiary of Parent. In the Merger, each outstanding Share that is not tendered in the Offer (other than Shares held by Parent, Purchaser, the Company or stockholders who properly exercise appraisal rights, if any, under Section 262 of the Delaware General Corporation Law) will be converted into the right to receive the same consideration paid per Share pursuant to the Offer, without interest and subject to applicable withholding taxes.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder in connection with the appointment or election of Purchaser’s designees to the Company Board.

Capitalized terms used but not otherwise defined herein will have the meanings set forth in the Schedule 14D-9. In this information statement, we sometimes use the terms “us,” “we” and “our” to refer to the Company.

You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement (including any information incorporated by reference) concerning Parent, Purchaser and Purchaser’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER’S BOARD DESIGNEES

Right to Designate Directors

The Merger Agreement provides that after the purchase by Purchaser of at least a majority of the outstanding Shares in the Offer, Purchaser will be entitled to designate a number of the Company’s directors, rounded up to the next whole number, that is equal to the product of (i) the number of directors on the Company Board (giving effect to the directors designated by Purchaser) multiplied by (ii) the percentage that the aggregate number of Shares so acquired by Purchaser bears to the total number of Shares outstanding. The Company has agreed to take, upon the request of Purchaser, all actions necessary to cause Purchaser’s designees to be elected or appointed to the Company Board, including increasing the size of the Company Board and/or seeking the resignation of one or more incumbent directors. The Company has also agreed to take all actions necessary to cause directors designated by Purchaser to have equivalent representation on each committee of the Company Board.

Notwithstanding the foregoing, the Merger Agreement provides that from the time that Purchaser’s designees are elected or appointed to the Company Board until the Effective Time, the Company Board and its committees will have such number of “independent directors” as may be required by NASDAQ rules or the federal securities laws. If the Company Board includes fewer than the required number of independent directors, the Company Board will cause a person (other than a stockholder or affiliate of Parent or Purchaser) designated by the remaining independent directors (or if no independent directors remain, such other members of the current Company Board as may at that time be members of the Company Board (each such member, and his or her designated successor, a “Continuing Director”)) to fill the vacancy, and such person will be deemed an independent director for purposes of the Merger Agreement.

In addition, from the time that Purchaser’s designees are elected or appointed to the Company Board until the Effective Time, the approval of a majority of the Continuing Directors (or if there are no Continuing Directors, then of the independent directors, or if there are no independent directors, then of the Company Board) is required to authorize (i) any amendment or termination of the Merger Agreement by the Company, (ii) any extension of time for the performance of any obligations or other acts of Parent or Purchaser under the Merger Agreement, (iii) any waiver or exercise of the Company’s rights under the Merger Agreement, or (iv) any amendment to the Company’s charter or bylaws. If a Continuing Director cannot continue to serve, the remaining Continuing Director(s) are entitled to elect or designate another person that satisfies the applicable independence requirements to fill the vacancy, and such person will be deemed to be a Continuing Director for purposes of the Merger Agreement.

Purchaser’s Designees

Purchaser has informed the Company that it will choose its designees for the Company Board from the list of persons set forth below. In the event that additional designees of Purchaser are required to constitute a majority of the Company Board, such additional designees will be selected by Purchaser from among the executive officers and directors of Purchaser listed in Schedule A to the Offer to Purchase, which is incorporated herein by reference.

The following table, prepared from information furnished to the Company by Parent and Purchaser, sets forth, as of March 5, 2009, with respect to each individual who may be designated by Purchaser as one of its designees, the individual’s name and age, present principal occupation and employment history during the past five years. Purchaser has informed the Company that each such individual has consented to act as a director of the Company if so appointed or elected. The business address of each such person is c/o AMICAS, Inc., 20 Guest Street, Boston, MA 02135.

Name of Designee	Age	Principal Occupation and Five-Year Employment History

Stephen J. DeNelsky	41	Mr. DeNelsky has served as a director of AMICAS since March 2001. Since November 2008, Mr. DeNelsky has served as a senior research analyst for 11:11 Capital Management, Inc. Prior to this, he served as general partner of Sapphire Capital Management LP, a New York based investment fund, since October 2004. From March 2003 until October 2004, Mr. DeNelsky worked at Copper Arch Capital, LLC as a senior research analyst. From November 2001 through March 2003, he served as the portfolio manager of Forstmann-Leff Associates, LLC. In December 2000, Mr. DeNelsky founded Sapphire Capital Management LLC, a New York-based investment fund, and he served as its managing partner until November 2001. From June 1999 until December 2000, he was a senior research analyst in Credit Suisse First Boston’s Health Care Equity Research Group, covering primarily the healthcare information technology and e-health sectors. Mr. DeNelsky does not serve on the board of any other public company.
Joseph D. Hill	46	Mr. Hill served as AMICAS’ Senior Vice President and Chief Financial Officer from October 2004 until April 2008. Mr. Hill is currently the Chief Financial Officer of Metabolix, Inc. Prior to this, from April 2003 until March 2004, Mr. Hill served as Vice President and Chief Financial Officer of Dirig Software, an application performance management solutions provider based in Nashua, New Hampshire. In February 2004, Dirig Software was acquired by Allen Systems Group of Naples, Florida. From August 2000 until June 2002, Mr. Hill served as Vice President and Chief Financial Officer of Maconomy Corporation, a Web-based business management solutions provider with headquarters in Copenhagen, Denmark and Marlborough, Massachusetts. Prior to joining Maconomy, Mr. Hill was Vice President and Chief Financial Officer of Datamedic Holding Corp., a practice management and clinical software company specializing in ophthalmology and general medical practices. AMICAS acquired Datamedic in 1999. Mr. Hill does not serve on the board of any other public company.
Stephen J. Lifshatz	50	Mr. Lifshatz is currently the Chief Financial Officer of Authoria, Inc. Previously, Mr. Lifshatz served as Chief Financial Officer and Senior Vice President of Lionbridge Technologies, Inc, which he joined soon after its founding in 1997 and had the overall responsibility for worldwide accounting, risk management, reporting, and financial control activities of the company. Prior to joining Lionbridge, Mr. Lifshatz was the Chief Financial Officer and treasurer of the Dodge Group. Previously, Mr. Lifshatz spent 15 years with Marcam Corporation in various senior roles, including operations controller, corporate controller, treasurer and Chief Financial Officer as well as president of an operating unit.

Name of Designee	Age	Principal Occupation and Five-Year Employment History

David B. Shepherd	57	Since 1990, Mr. Shepherd has been employed by Louis Dreyfus Property Group LLC, an international commercial property company owned by Louis Dreyfus S.A.S., and currently is its Vice President and Chief Financial Officer and holds equivalent positions at various affiliated joint ventures. Mr. Shepherd also is Treasurer and Secretary of LDS Advisors LLC, the sponsor and managing member of LDS Investment Group LLC, a real estate investment fund formed in February 2007. From 1975 until 1990, Mr. Shepherd was a certified public accountant with the audit practice of Ernst & Young LLP.
John J. Sviokla	51	Since September 1998 he has served as vice president of DiamondCluster International (formerly Diamond Technology Partners) and director of the firm’s Innovation efforts. He became a director of DiamondCluster International in August 1999 and since April 2000 has been its vice chairman. DiamondCluster International is a public company. From 1993 to 1998, he was a professor at Harvard Business School. Dr. Sviokla has been a consultant to large and small companies around the world specializing in issues related to information technology adoption, sales force productivity, knowledge management and business performance. He has authored over 100 articles, cases, videos and tele-seminars.

Purchaser has advised the Company that none of the individuals listed above has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

Purchaser has advised the Company that none of its designees is currently a director of, or holds any position with, the Company or any of its subsidiaries. Purchaser has advised the Company that none of its designees (i) has a familial relationship with any directors, other nominees or executive officers of the Company or any of its subsidiaries, (ii) has been involved in, nor has any of his or her immediate family members been involved in, any transactions with the Company or any of its subsidiaries, in each case, that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein, or (iii) beneficially owns any equity securities or rights to acquire any equity securities of the Company.

It is expected that Purchaser’s designees will assume office as promptly as practicable following the purchase by Purchaser of Shares pursuant to the Offer, which cannot be earlier than 11:59 p.m., New York City time, on Wednesday, April 1, 2009, and that, upon assuming office, Purchaser’s designees will constitute at least a majority of the Company Board. It is not currently known which, if any, of the current directors of the Company will resign in connection therewith. However, to the extent the Company Board will consist of persons who are not nominees of Purchaser, the Company Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

CERTAIN INFORMATION CONCERNING THE COMPANY

The Company’s authorized capital stock consists of 165,050,000 shares of Common Stock and 88,415,000 shares of preferred stock, par value $0.001 per share, (the “Preferred Stock”). As of the close of business on February 27, 2009, 21,449,718 shares of Common Stock were issued and outstanding (including restricted shares) and no shares of Preferred Stock were issued or outstanding. The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT BOARD OF DIRECTORS

Currently, the Company Board consists of nine directors. The Company’s Amended and Restated Certificate of Incorporation provides for a classified board of directors consisting of three classes, each serving staggered three year terms. Set forth below is information, including the name and age, regarding each director of the Company as of February 27, 2009.

Name	Age	Director Since

Directors Whose Terms Expire in 2009
Roddy J.H. Clark (1)	62	2000
Mylle H. Mangum (2)	59	2004
John W. Thompson (3)	64	2003
Directors Whose Terms Expire in 2010
Augustus K. Oliver	59	2008
Benner Ulrich (4)	33	2008
Hugh H. Williamson, III (5)	67	2000
Directors Whose Terms Expire in 2011
Arthur P. Beattie (6)	53	2004
Fred C. Goad, Jr. (7)	67	2004
Bradley S. Karro (8)	47	2008

(1)	Member, Compensation Committee; Member, Governance Committee.

(2)	Chairman, Governance Committee; Member, Compensation Committee.

(3)	Member, Audit Committee.

(4)	Member, Compensation Committee.

(5)	Chairman of the Board and Lead Independent Director; Chairman, Compensation Committee.

(6)	Chairman, Audit Committee.

(7)	Member, Governance Committee.

(8)	Member, Audit Committee.

Arthur P. Beattie has served as a member of the Board since August 2004 and serves as the Chairman of the Board’s Audit Committee. Mr. Beattie has served as Executive Vice President, Chief Financial Officer and Treasurer of Alabama Power Company, a subsidiary of Southern Company, since February 2005. Mr. Beattie previously served as Vice President and Comptroller of Alabama Power Company beginning in 1997. Mr. Beattie is a director of several non-profit entities.

Roddy J.H. Clark has served as a member of the Board since June 2000. Mr. Clark has been a managing partner of Redmont Venture Partners, Inc., a private equity firm concentrating in technology markets, since 1998. Mr. Clark is a director of several private companies.

Fred C. Goad, Jr. has served as a member of the Board since June 2004. Mr. Goad is a partner in Voyent Partners LLC, a private equity firm that he co-founded in August 2001. Mr. Goad served as Co-Chief Executive Officer of the Transaction Services Division of Healtheon/WebMD Corporation (now Emdeon Corporation) from 1999 to 2001. From 1985 to 1997, he served as Chief Executive Officer, and subsequently, from 1997 to 1999, as Co-Chief Executive Officer and Chairman, of ENVOY Corporation, a provider of electronic transaction processing services for the health care industry, which was acquired by WebMD in 1999. Mr. Goad is a director of Performance Food Group Company, Luminex Corp., and several private companies.

Bradley S. Karro has served as a member of the Board since July 2008. From January 2006 to March 2007, Mr. Karro served as Executive Vice President of Information Technology and Medicare Programs for Caremark Rx, Inc., a pharmaceutical services company. From October 1999 until December 2006, Mr. Karro served as Executive Vice President of Corporate Development of Caremark, and from May 1998 through September 1999, he served as President and Chief Operating Officer of Caremark’s physician practice management operations in California. From February 1996 through May 1998, Mr. Karro served as President, Chief Executive Officer and director of Maternicare, Inc., a physician practice management company.

Mylle H. Mangum has served as a member of the Board since June 2004 and serves as the Chairman of the Board’s Governance Committee. Mrs. Mangum is Chairman and Chief Executive Officer of IBT Enterprises, LLC, a retail bank design, build and consulting firm, since October 2003. She was Chief Executive Officer of True Marketing Services LLC, a marketing services company, from June 2002 through October 2003. She was Chief Executive Officer of MMS Incentives, LLC, a private equity company concentrating on high-tech marketing solutions, from 1999 to 2002. She previously served as Senior Vice President of Carlson Wagonlit Travel Holdings, Inc. and Executive Vice President of Holiday Inn Worldwide, and has held many management positions with General Electric. Mrs. Mangum is a director of Barnes Group Inc., Haverty Furniture Companies, Inc., Collective Brands, Inc. (formerly, Payless ShoeSource, Inc.), and Matria. She is also a director of privately-owned Decatur First Bank.

Augustus K. Oliver has served as a member of the Board since June 2008. Mr. Oliver has been a Managing Member of Oliver Press Partners LLC, an investment advisor, since 2005. In addition, since 1999, Mr. Oliver has been a partner of WaterView Advisors, the investment manager for two companion private equity investment partnerships. Mr. Oliver is currently a director of Scholastic Corp., Comverse Technology, Inc. and The Phoenix Companies, Inc.

John W. Thompson has served as a member of the Board since May 2003. Mr. Thompson has served as President of Thompson Investment Management, LLC, a mutual fund investment advisor, since January 2004. Previously, he served as President of Thompson Plumb & Associates, LLC, a mutual fund investment advisor, from 1984 to January 2004 and as its Treasurer from 1993 to January 2004.

Benner Ulrich has served as a member of the Board since June 2008. Mr. Ulrich has been a Principal and director of research of Oliver Press Partners, LLC, an investment advisory firm, since March 2007. From 2000 to 2007, Benner worked at UBS Investment Bank in the healthcare research group, most recently as a director covering medical technology companies. Benner is a graduate of Lehigh University.

Hugh H. Williamson, III has served as a member of the Board since January 2000, as Lead Independent Director since May 2007, as Chairman of the Company Board since 2008 and is the Chairman of the Board’s Compensation Committee. Mr. Williamson has served as Chairman of the Board and Chief Executive Officer of XeDAR Corporation (XDRC) since January 2007. Previously he was Chief Executive Officer of Cherry Creek Capital Partners, LLC, a private financial services and venture capital firm, from January 1999 until May of 2007. He also served as Manager of Humanade, LLC, a private equity technology and real estate firm from 1995 until May of 2007. From July of 1992 until June of 2007 he served as Chief Executive Officer of Schutte & Koerting, Inc. (formerly Ketema, Inc.) an industrial manufacturer of advanced materials, components, and equipment, formerly an AMEX listed company that was taken private in 1994. Mr. Williamson is also a director of several private technology companies.

CURRENT EXECUTIVE OFFICERS

Set forth below is the name, age and current position of each executive officer of the Company as of February 27, 2009. There are no family relationships between the Company’s directors and executive officers.

Name	Age	Current Positions with Emageon

Charles A. Jett, Jr.	49	President and Chief Executive Officer
Keith Stahlhut	52	Chief Operating Officer (Interim) and Senior Vice President, Sales
John W. Wilhoite	56	Chief Financial Officer, Treasurer and Secretary

Charles A. Jett, Jr. has served as Chief Executive Officer since January 2000, and was appointed President in March 2006. In addition, Mr. Jett served as Chairman of the Board of Directors of the Company from 2000 through June 2008. From 1997 through 1999, Mr. Jett was Vice President and General Manager of Walker Interactive Systems, Inc. (now Elevon, Inc.), a provider of enterprise financial and management software. He joined Walker Interactive upon its acquisition of Revere, Inc., a software company, where Mr. Jett’s position prior to the acquisition was Chairman, President, and Chief Executive Officer. Mr. Jett joined Revere, Inc. in 1988 as Vice President of Sales, was promoted to President in 1991, and assumed the Chairman and CEO positions in 1994. Prior to his tenure at Revere, Mr. Jett was national sales manager of Shoptrac Data Collection Systems, Inc. Mr. Jett is a director of several non-profit entities.

Keith Stahlhut has served as the Company’s Chief Operating Officer (Interim) since July 2008, and as the Company’s Senior Vice President, Sales, since January 2008. He served as the Company’s Vice President, National Account Sales, from January 2006 to December 2007, as the Company’s Vice President, Client Sales and Support, from January 2004 to December 2005, and as the Company’s Vice President, Strategic Partnerships, from February 2000 to December 2003.

John W. Wilhoite has served as the Chief Financial Officer and Treasurer of the Company since March 2008, and as the Secretary of the Company since 2007. He also served as the Vice President of Finance and Controller of the Company from March 2006 to March 2008. From March 2005 to March 2006, Mr. Wilhoite served as Chief Financial Officer of Telairity Semiconductor Corp., a manufacturer of video processing solutions for broadcast and professional video applications, and from August 2004 to January 2005, he served as the Chief Financial Officer of ComFrame Software Corporation, a software consultant and developer. He served as Vice President of Finance and Chief Financial Officer of Integrated Defense Technologies, Inc., a developer and provider of advanced electronics and technology products to the defense and intelligence industries, from April 2001 to January 2004. Before joining Integrated Defense Technologies in April 2001, Mr. Wilhoite held various management and executive management positions (including Executive Vice President and Chief Financial Officer) with Intergraph Corporation, a technical solutions and systems integration services company, and Mr. Wilhoite also spent twelve years in public accounting with Price Waterhouse & Co. (now PricewaterhouseCoopers LLP).

BOARD STRUCTURE AND CORPORATE GOVERNANCE

Board of Directors and Meetings

The Board held 16 meetings during the year ended December 31, 2008. During 2008, following the time that he or she became a director, each director attended 75% or more of the aggregate number of (i) meetings of the Board and (ii) meetings of those committees of the Board on which he or she served. Members of the Board and its committees also consulted informally with management from time to time and acted at various times by written consent without a meeting during 2008.

The Company encourages its directors to attend the Company’s annual stockholder meetings. One director attended the 2008 Annual Meeting of Stockholders.

Board Committees

The Board has established a standing Audit Committee, Compensation Committee and Governance Committee. Each such committee has a written charter that is reviewed annually and revised as appropriate. A copy of each such committee’s charter is available on the Company’s website at www.emageon.com. Additionally, a copy of each charter may be obtained, free of charge, by writing to the Corporate Secretary, Emageon Inc., 1200 Corporate Drive, Suite 200, Birmingham, Alabama 35242.

Audit Committee

The Board has determined that each of the current members of the Audit Committee, consisting of Mr. Beattie (Chairman), Mr. Karro, and Mr. Thompson, are “independent” under the NASDAQ Marketplace Rules and satisfy the other requirements of the NASDAQ Marketplace Rules and rules of the SEC regarding audit committee membership. The Board has also determined that Mr. Beattie qualifies as an “audit committee financial expert” under applicable SEC rules and regulations governing the composition of audit committees and satisfies the “financial sophistication” requirements of the NASDAQ Marketplace Rules. The Audit Committee held seven meetings during 2008.

The Audit Committee assists the Board in fulfilling its oversight responsibility relating to (i) the integrity of the Company’s financial statements, (ii) the Company’s compliance with legal and regulatory requirements, (iii) the independent registered auditor’s qualifications and independence, (iv) the compensation and performance of the Company’s independent registered public accounting firm, (v) the functioning of the Company’s systems of internal accounting and financial reporting controls, (vi) the portions of the Company’s Code of Ethics that relate to the integrity of accounting and financial reporting, (vii) review and approval of any related party transactions, and (viii) assessment of risk and implementation of policies and procedures for mitigation of risk. The Audit Committee’s procedures for receipt, retention and treatment of complaints regarding accounting, internal accounting and financial controls or auditing matters, and the confidential anonymous submission by employees of concerns regarding questionable accounting and auditing practices, may be found on the Company’s website at www.emageon.com.

Compensation Committee

Committee Members and Independence.  Mr. Williamson (Chairman), Mrs. Mangum, Mr. Goad and Mr. Ulrich are the current members of the Compensation Committee. Mr. Ulrich joined the Compensation Committee following his appointment to the Company Board in June 2008. Mr. Williamson is also the Company’s Lead Independent Director and Chairman of the Company Board. Each member of the Compensation Committee qualifies as an “independent director” under the NASDAQ Marketplace Rules.

Role and Responsibilities of the Committee.  The Compensation Committee administers the compensation program for the named executive officers and certain key employees of the Company and makes all related decisions. The Compensation Committee also administers the Company’s equity incentive plans. The Compensation Committee seeks to ensure that the total compensation paid to the named executive officers is fair, reasonable and competitive.

The fundamental responsibilities of the Compensation Committee are:

•	to review at least annually the goals and objectives, and structure, of the Company’s plans for executive compensation, incentive compensation and equity-based compensation, as well as its general compensation plans and employee benefit plans (including retirement and health insurance plans);

•	to evaluate annually the performance of the Chief Executive Officer in light of the goals and objectives of the Company and its executive compensation plans, and to determine his or her compensation level based on this evaluation;

•	to review annually and determine the compensation level of all other executive officers of the Company, in light of the goals and objectives of the Company and its executive compensation plans;

•	periodically, as it deems necessary or desirable and pursuant to the applicable equity-based compensation plan, to grant, or recommend that the Board grant, equity-based compensation awards to any officer or employee of the Company for such number of shares of common stock as the Compensation Committee, in its sole discretion, shall deem to be in the best interest of the Company; and

•	to review and recommend to the Board all equity-based compensation plans.

In 2006, the Compensation Committee enlisted the services of Mercer Human Resource Consulting, an internationally recognized compensation consulting firm, to provide additional information for its evaluation of the competitiveness of the compensation packages of the Company’s named executive officers. Specifically, the Compensation Committee asked Mercer to review the Company’s overall mix of equity and cash compensation. Mercer provided a written report to the Compensation Committee regarding its review and made recommendations regarding adjustments to the size and nature of, and the methodology for, the Company’s equity award grants relative to the cash component of its employee compensation packages. The Compensation Committee considered the information provided by Mercer in connection with establishing

2006 compensation packages for the named executive officers and key employees of the Company, but did not rely exclusively on Mercer’s recommended methodology.

Committee Meetings.  The Compensation Committee meets as often as necessary to perform its duties and responsibilities. The Compensation Committee held nine meetings during 2008. The Compensation Committee typically meets with the Chief Executive Officer and also meets in executive session without management.

The Compensation-Setting Process.  The Compensation Committee meets in executive session each year to evaluate the performance of the named executive officers and certain key employees, to determine their incentive bonuses for the prior fiscal year, to set their base salaries for the next calendar year, and to consider and approve any grants to them of equity incentive compensation.

Although many compensation decisions are made in the fourth and first quarters, the compensation planning process continues throughout the year. Compensation decisions are designed to promote the Company’s fundamental business objectives and strategy. Business and succession planning, evaluation of management performance and consideration of the business environment are year-round processes.

Management plays a significant role in the compensation-setting process. The most significant aspects of management’s role are:

•	evaluating employee performance; and

•	recommending salary levels and option awards to the Compensation Committee.

The Chief Executive Officer also participates in Compensation Committee meetings at the Committee’s request to provide:

•	background information regarding the Company’s strategic objectives;

•	his evaluation of the performance of the named executive officers and other key employees; and

•	compensation recommendations as to the named executive officers (other than himself).

Governance Committee

The Board has determined that each of the current members of the Governance Committee, consisting of Mrs. Mangum (Chairman), Mr. Clark, and Mr. Goad, are “independent” under the current NASDAQ Marketplace Rules. The Governance Committee held 17 meetings during 2008.

The Governance Committee assists the Board in fulfilling its oversight responsibility regarding (i) the size, composition and structure of the Board, (ii) the structure, responsibilities and membership of the Board’s committees, (iii) criteria for the selection of qualified directors and nominees for Board membership for recommendation to the Board and stockholders, (iv) nominees for the Board submitted by the stockholders in accordance with established procedures for such nominations, (v) the resignation or termination of directors, (vi) director compensation, benefits, tenure and retirement, (vii) evaluation of Board and committee performance, and (viii) policies, practices and procedures regarding the Board’s oversight of management, and the Board’s self-governance.

Criteria for Director Nominees

The Board believes that it should be composed of directors with varied, complementary backgrounds, and that directors should, at a minimum, exhibit proven leadership capabilities and experience at a high level of responsibility within their chosen fields. Directors should possess the highest personal and professional ethics, integrity and values and should be committed to representing the long-term interests of the stockholders.

When considering a candidate for director, the Governance Committee takes into account a number of factors, including the following:

•	independence from management;

•	professional and educational background, reputation, industry knowledge and business experience and its relevance;

•	existing commitments to other businesses and the ability to devote sufficient time to the Company;

•	whether the candidate will complement the existing mix of skills and talent resident in the Board;

•	the candidate’s ability to fulfill the responsibilities of one or more committees of the Board; and

•	whether the candidate is financially literate or a financial expert.

Prior to nominating a sitting director for re-election at an annual meeting of stockholders, the Governance Committee will consider the director’s past attendance at, and participation in, meetings of the Board and its committees and the director’s formal and informal contributions to the work of the Board and its committees.

When seeking candidates for director, the Governance Committee may solicit suggestions from incumbent directors, management, stockholders and others, and may use the services of third party search firms to assist in identifying appropriate candidates. After an initial evaluation of a candidate, the Governance Committee will interview that candidate and may ask the candidate to meet with management. If the Governance Committee believes a candidate will be a valuable addition to the Board, it may recommend to the Board the nomination of that candidate.

Stockholder Recommendations for Nominations to the Board

The Governance Committee will consider candidates for director recommended by any stockholder who beneficially owns shares representing more than 5% of the then-outstanding Shares and who has beneficially owned those Shares for more than two years at the time of submission. The Governance Committee will evaluate any such recommendation applying its regular criteria for nominees and may consider the additional information set forth below. Eligible stockholders wishing to recommend a candidate for nomination as a director are requested to send the recommendation in writing to the Chairman, Governance Committee, Emageon Inc., 1200 Corporate Drive, Suite 200, Birmingham, Alabama, 35242. A stockholder recommendation made to the Governance Committee must contain the following information:

•	documentation supporting that the writer is a stockholder of Emageon and has been a beneficial owner of Shares representing more than 5% of our then-outstanding Shares of common stock for more than two years, and a statement that the writer is recommending a candidate for nomination as a director;

•	a resume of the candidate’s business experience and educational background, including the candidate’s name, business and residence address, and principal occupation or employment, and an explanation of how the candidate’s background and qualifications are directly relevant to the Company’s business;

•	the number of Shares beneficially owned by the candidate;

•	a statement detailing any relationship, arrangement or understanding, formal or informal, between or among the candidate, any affiliate of the candidate, and any customer, supplier or competitor of the Company, or any other relationship, arrangement or understanding that might affect the independence of the candidate as a member of the Board;

•	detailed information describing any relationship, arrangement or understanding, formal or informal, between or among the proposing stockholder, the candidate and any affiliate of the proposing stockholder or the candidate;

•	any other information that would be required under SEC rules in a proxy statement soliciting proxies for the election of such candidate as a director; and

•	a signed consent of the candidate to serve as a director, if nominated and elected.

In connection with its evaluation of director candidates, the Governance Committee may request additional information from the candidate or the recommending stockholder and may request an interview with the candidate. The Governance Committee has discretion to decide which individuals, if any, to recommend for nomination as directors.

Communications with Directors

Stockholders and other interested parties may send communications to the Board, the Lead Independent Director, the non-management directors as a group or any specific director by mailing the communication to the Board of Directors, c/o Corporate Secretary, Emageon Inc., 1200 Corporate Drive, Suite 200, Birmingham, Alabama, 35242. Emageon’s Corporate Secretary will forward the correspondence to the Chairman of the Governance Committee unless it is addressed to an individual director or the Lead Independent Director, in which case the correspondence will be forwarded accordingly. The Board of Directors has requested that certain items unrelated to its duties be excluded, such as solicitations and advertisements, junk mail, product-related communications, job referral materials such as resumes, and surveys.

Director Independence

Our Corporate Governance Guidelines provide that a majority of the Board and all members of the Audit, Compensation and Governance Committees of the Board will be independent. The Board makes an annual determination as to the independence of each member in accordance with the current standards for “independence” under NASDAQ Marketplace Rules and the federal securities laws. Before the meeting at which this review occurs, each director is asked to supply the Governance Committee and the full Board with complete information about the director’s relationship with the Company and with its senior management and their affiliates. Senior management provides additional information about transactions, relationships or arrangements between the Company and the directors or parties related to the directors. The Governance Committee reviews this information and makes its own determinations of the independence of each director. It reports its findings and the reasons for those findings to the full Board, which then makes the final determinations of director independence. The Board has determined that, except for Mr. Oliver, who is a managing member of Oliver Press Partners, LLC, the Company’s largest stockholder, all of its directors are independent under these standards.

Certain Relationships and Related Transactions

Policy on Related Party Transactions

The Company recognizes that transactions between the Company or its subsidiaries and any of its directors or executive officers can present potential or actual conflicts of interest. Accordingly, as a general matter it is the Company’s preference to avoid such transactions. Nevertheless, the Company recognizes that there are circumstances where such transactions may be in, or not inconsistent with, the best interests of the Company. Therefore, the Company has adopted a formal policy that requires its Audit Committee to review and, if appropriate, approve or ratify any such transactions. Pursuant to the policy, the Audit Committee will review any transaction in which the Company is or will be a participant and the amount involved exceeds $120,000 or one percent of the average of Emageon’s total assets at year end for the last two completed fiscal years, and in which any of the Company’s directors, executive officers or 5% stockholders had, has or will have a direct or indirect material interest. After its review, the Audit Committee will only approve or ratify those transactions that are in, or are not inconsistent with, the best interests of the Company and its stockholders.

Oliver Press Partners

On June 22, 2008, the Company entered into an agreement with Charles A. Jett, Jr. and affiliates of Oliver Press Partners, LLC (the “OPP Investors”) terminating the proxy contest then being pursued by the OPP Investors with respect to the election of directors at the Company’s 2008 Annual Meeting of Stockholders.

Under the agreement, the OPP Investors irrevocably withdrew their nominations to the Company’s Board and terminated their pending proxy contest. The OPP Investors also agreed to vote their shares of Common Stock in favor of the Company Board’s slate of nominees at the annual meeting.

In addition, under the agreement, the Company agreed to make the following changes to the size and composition of the Company Board:

•	The size of the Board was expanded, effective upon execution of the agreement, from eight to ten members, and Augustus K. Oliver and Benner Ulrich, a managing member and a principal and employee, respectively, of OPP, were appointed by the Board to fill the two new seats, with terms expiring in 2010.

•	Upon his appointment to the Board, Mr. Ulrich was appointed as a member of the Board’s former Strategic Alternatives Committee.

•	Mr. Jett and Douglas D. French resigned from the Company Board, effective immediately following the annual meeting.

•	The Company Board reduced its size from ten to nine members immediately following the resignations of Mr. Jett and Mr. French, and agreed that it would not thereafter, without the written consent of the OPP Investors, take any action to change the size of the Company Board so long as either Mr. Oliver or Mr. Ulrich (or any replacement nominee for either Mr. Oliver or Mr. Ulrich) continued to serve on the Board.

•	Bradley S. Karro was appointed as a member of the Company Board. Upon the appointment of Mr. Karro, he was appointed as a member of the former Strategic Alternatives Committee.

•	Mylle H. Mangum resigned from the Board and was re-appointed by the Board as a director with a term expiring in 2009.

The agreement also provided that the Company would adjourn its annual meeting, which was scheduled for June 23, 2008, and reconvene the meeting on July 8, 2008. In addition, under the agreement, the Company agreed to reimburse the OPP Investors for reasonable out-of-pocket fees and expenses incurred prior to June 22, 2008 in connection with their nominations and related filings, up to a maximum amount of $75,000.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information known to the Company with respect to the beneficial ownership of its Common Stock, as of February 27, 2009 (except as otherwise noted), by (i) each member of the Company’s Board of Directors, (ii) the Company’s named executive officers, (iii) all of the Company’s directors and executive officers as a group, and (iv) any person who is known by the Company to be the beneficial owner of more than 5% of our common stock as defined in accordance with Rule 13d-3 under the Exchange Act.

	Shares
	Beneficially		Percent
Beneficial Owner	Owned(1)(2)		Owned(3)

Non-Employee Directors(4)
Arthur P. Beattie	21,909	(5)	*
Roddy J.H. Clark	21,424	(5)	*
Fred C. Goad, Jr.	21,909	(5)	*
Bradley S. Karro	—		*
Mylle H. Mangum	21,909	(5)	*
Augustus K. Oliver	3,569,360	(6)	16.64%
John W. Thompson	151,029	(5)(7)	*
Benner Ulrich	—	(8)	*
Hugh H. Williamson, III	28,560	(5)	*
Named Executive Officers(4)
Charles A. Jett, Jr.	703,042	(5)	3.28%
W. Randall Pittman	15,083	(5)(9)	*
John W. Wilhoite	34,046	(5)(9)	*
Chris E. Perkins	6,751	(5)(10)	*
Keith Stahlhut	83,927	(5)(10)	*
All Directors and Executive Officers as a Group (12 Persons)	4,657,115	(11)	21.71%
Five Percent or Greater Stockholders
Oliver Press Partners, LLC(6)	3,569,360		16.64%
Oliver Press Investors, LLC
Augustus K. Oliver
Clifford Press
Accipiter Capital Management, LLC(12)	2,920,415		13.62%
Candens Capital, LLC
Gabe Hoffman
Deerfield Management Company, LP(13)	1,814,000		8.46%
Flynn Management LLC
James E. Flynn

*	Less than one percent.

(1)	Except as indicated in the footnotes to this table, the persons listed have sole voting and investment power with respect to all Shares beneficially owned by them.

(2)	Does not include outstanding restricted stock unit awards which vest within 60 days after February 27, 2009, but for which the settlement date is one year after the final vesting date under the award agreement therefor.

(3)	The percentage of Shares beneficially owned is based on 21,449,718 Shares outstanding as of February 27, 2009. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days after February 27, 2009 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the number of Shares beneficially owned and the percentage of ownership of such person, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(4)	The address for each non-employee director and named executive officer is 1200 Corporate Drive, Suite 200, Birmingham, Alabama 35242.

(5)	Includes, for the respective beneficial owner, beneficial ownership of the following numbers of Shares that may be acquired by such beneficial owner upon the exercise of stock options that are currently exercisable or exercisable within 60 days after February 27, 2009:

Beneficial Owner	Shares

Arthur P. Beattie	19,909
Roddy J.H. Clark	19,424
Fred C. Goad, Jr.	19,909
Mylle H. Mangum	19,909
Augustus K. Oliver	—
John W. Thompson	17,000
Hugh H. Williamson, III	17,000
Charles A. Jett, Jr.	638,422
W. Randall Pittman	—
John W. Wilhoite	34,046
Chris E. Perkins	—
Keith Stahlhut	77,109

(6)	Information based on a Schedule 13D/A jointly filed with the SEC on October 21, 2008 by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who shared, as of October 21, 2008, voting and dispositive power over 100 Shares held by Davenport Partners, L.P., a Delaware limited partnership, 2,934,600 Shares owned by JE Partners, a Bermuda partnership, and 634,660 Shares owned by Oliver Press Master Fund LP, a Cayman Islands limited partnership. The address for these parties is 152 West 57th Street, New York, New York 10019.

(7)	Does not include Shares held by the Marianna Thompson Trust, the beneficiary of which is Mr. Thompson’s former spouse, or Shares held by two grantor retained annuity trusts, the beneficiaries of which are Mr. Thompson’s adult children. Mr. Thompson has no pecuniary interest in these trusts, and no voting or dispositive power with respect to the Shares held by these trusts.

(8)	Mr. Ulrich is an employee of Oliver Press Partners, LLC which, through its affiliates, is the beneficial owner of 3,569,360 Shares. See Note 6. Mr. Ulrich does not exercise any voting, investment or other authority with respect to the Shares beneficially owned by Oliver Press Partners, LLC, and disclaims beneficial ownership of such Shares.

(9)	Mr. Wilhoite was appointed as Chief Financial Officer and Treasurer of Emageon effective as of March 31, 2008. Mr. Wilhoite succeeded Mr. Pittman, who resigned those positions effective as of March 31, 2008.

(10)	Mr. Perkins resigned as Chief Operating Officer of Emageon effective as of July 25, 2008. On July 29, 2008, Mr. Stahlhut was appointed to serve as Emageon’s Chief Operating Officer (Interim) until such time as a successor Chief Operating Officer is appointed.

(11)	Includes options for 832,783 Shares subject to stock options that are currently exercisable or exercisable within 60 days after February 27, 2009.

(12)	Information based on a Schedule 13G/A filed with the SEC on February 17, 2009 by Candens Capital, LLC, a Delaware limited liability company, Accipiter Capital Management, LLC, a Delaware limited liability company, Gabe Hoffman, Accipiter Life Sciences Fund, LP, a Delaware limited partnership, Accipiter Life Sciences Fund (Offshore), Ltd., a Cayman Islands company, Accipiter Life Sciences Fund II, LP, a Delaware limited partnership, Accipiter Life Sciences Fund II (Offshore), Ltd., a Cayman Islands company, and Accipiter Life Sciences Fund II (QP), LP, a Delaware limited partnership, which share voting and investment power over certain Shares. The address for these parties is 666 5th Avenue, 35th Floor, New York, New York 10103.

(13)	Information based on a Form 4 filed with the SEC on March 2, 2009 by James e. Flynn. Flynn Management LLC is the general partner of Deerfield Management Company and James E. Flynn is the managing member of Flynn Management. The address for these parties is 780 Third Avenue, 37th Floor, New York, New York 10017.

Section 16(a) Beneficial Ownership Reporting Compliance

Members of the Company Board, the Company’s executive officers, and persons who beneficially own more than 10% of the outstanding Common Stock, if any, are subject to the requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, which requires them to file reports with the SEC with respect to their ownership and changes in their ownership of the Common Stock. Based solely upon (i) the copies of Section 16(a) reports received by the Company from such persons for their transactions in 2008 in the Common Stock and their Common Stock holdings, and (ii) the written representations received from certain of such persons that no annual Form 5 reports were required to be filed by them for 2008, the Company believes that all reporting requirements under Section 16(a) for such year were met in a timely manner by the Company’s directors and executive officers, and by greater than 10% owners of the Common Stock, except that Forms 4 reflecting grants of non-employee stock options in June and July of 2008 were not filed until December 15, 2008, for Messrs. Beattie, Clark, Goad, Williamson, Thompson, and Oliver and Ms. Mangum, and a Form 3 for Mr. Karro was not filed until December 15, 2008.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation Table

The following table provides certain summary information concerning the compensation earned for services rendered in all capacities to the Company for the fiscal years ended December 31, 2008 and 2007, by the Company’s named executive officers.

								Non-Equity
				Stock		Option		Incentive Plan		All Other
Name and Principal Position	Year	Salary(1)	Bonus	Awards(2)		Awards(2)		Compensation		Compensation(3)	Total

Charles A. Jett, Jr.	2008	$353,832	$132,375	$57,042		$608,529		—		—	$1,151,778
President and Chief Executive Officer	2007	$353,825	—	$43,917		$717,709		—		—	$1,115,451
Keith Stahlhut(4)	2008	$218,283	$20,000	$9,270		$101,037		$132,341	(5)	—	$480,931
Chief Operating Officer (Interim) and SVP, Sales	2007	$163,729	—	$116,937		$7,750		$204,347	(5)	—	$492,763
John W. Wilhoite(6)	2008	$216,867	$61,250	$9,270		$71,115		—		—	$358,502
Chief Financial Officer, Treasurer and Secretary	2007	$163,230	$13,200	$60,983		$7,750		—		—	$245,163
Chris E. Perkins(7)	2008	$207,189	—	$23,317	(8)	$43,848	(8)	—		$14,423	$288,777
Former Chief Operating Officer	2007	$27,500	—	—		—		—		—	$27,500
W. Randall Pittman(6)	2008	$63,958	—	$30,570	(9)	$405,331	(9)	—		$401,418	$901,277
Former Chief Financial Officer and Treasurer	2007	$255,832	—	$13,016		$219,327		—		—	$488,175

(1)	Includes amounts deferred under the Company’s employee savings plan under Section 401(k) of the Internal Revenue Code. The Company contributed $295,938 to this plan for 2007 and $250,124 for 2008 on behalf of all of its eligible participating employees.

(2)	Represents the amount recognized by the Company as an expense for financial reporting purposes pursuant to FAS 123R, but disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. The methodology and assumptions used to calculate the cost of each named executive officer’s outstanding restricted stock unit and option grants are described in Note 2, “Summary of Significant Accounting Policies,” beginning on page F-8, and Note 13, “Stock-Based Compensation,” beginning on page F-23 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as updated by the assumptions in Note 11, “Stock Based Compensation,” beginning on page 9 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. No restricted stock unit grants or option grants to the named executive officers listed above were forfeited in 2007. All restricted stock units and all unvested options held by Mr. Perkins were forfeited by Mr. Perkins on July 25, 2008, the effective date of his resignation, and all vested options held by Mr. Perkins expired on October 23, 2008, in accordance with the terms of the agreements pursuant to which they were granted. All options and restricted stock units held by Mr. Pittman became fully vested on March 31, 2008 under the Severance Agreement and General Release, dated February 20, 2008, between Mr. Pittman and the Company, and all such options expired on June 29, 2008 in accordance with the terms of the option agreements pursuant to which they were granted. Other than the foregoing, no restricted stock unit grants or option grants to the named executive officers listed above were forfeited in 2008.

(3)	Mr. Perkins received a payment of $14,423 for accrued but unused vacation time in connection with the termination of his employment in July 2008. Mr. Pittman received a payment of $9,810 for accrued but unused vacation time, and a lump sum severance payment of $391,608 in connection with the termination of his employment in March 2008. No other perquisites or personal benefits exceeded $10,000 for any named executive officer.

(4)	On July 29, 2008, Mr. Stahlhut was appointed to serve as Emageon’s Chief Operating Officer (Interim), to serve until such time as a successor Chief Operating Officer is appointed.

(5)	Includes amounts received in non-equity incentive plan compensation pursuant to a sales incentive compensation plan.

(6)	Mr. Wilhoite was appointed as Chief Financial Officer and Treasurer of Emageon effective as of March 31, 2008. Mr. Wilhoite succeeded Mr. Pittman, who resigned those positions effective as of March 31, 2008.

(7)	Mr. Perkins joined the Company as its Chief Operating Officer on December 6, 2007 and resigned as Chief Operating Officer of Emageon effective as of July 25, 2008.

(8)	Includes amounts recognized by the Company as an expense in connection with vesting of restricted stock units and options held by Mr. Perkins prior to July 25, 2008, the effective date of his resignation. See Notes 2 and 3 above for additional detail regarding the recognition of such expense pursuant to FAS 123R.

(9)	Includes amounts recognized by the Company as an expense in connection with the vesting of all equity awards as of March 31, 2008 in accordance with the Severance Agreement and General Release entered into by Mr. Pittman on February 20, 2008 in connection with the termination of his employment with the Company. See Note 2 above for additional detail regarding the recognition of such expense pursuant to FAS 123R.

Outstanding Equity Awards at Fiscal Year-End — 2008

The following table sets forth information on stock options and stock awards held by the named executive officers at December 31, 2008. The market value of the stock awards is based upon the closing market price for the Company’s common stock as of December 31, 2008, the last trading day in 2008, which was $1.85.

		Option Awards					Stock Awards
		Number of	Number of
		Securities	Securities				Number of		Market Value
		Underlying	Underlying				Shares or		of Shares or
		Unexercised	Unexercised	Option	Option		Units of Stock		Units of Stock
		Options	Options	Exercise	Expiration		That Have Not		That Have Not
Name	Date of Award	Exercisable	Unexercisable	Price	Date		Vested		Vested

Charles A. Jett, Jr.	7/1/2000	148,187	0	$4.70	7/1/2010	(1)
	10/30/2000	57,152	0	$4.70	10/30/2010	(1)
	12/14/2001	78,000	0	$1.73	12/14/2011	(2)
	1/28/2003	9,538	0	$4.70	1/28/2013	(2)
	2/11/2004	54,483	0	$5.52	2/11/2014	(2)
	1/7/2005	30,820	30,820	$7.17	1/7/2015	(3)
	11/1/2005	52,083	47,917	$12.72	11/1/2015	(4)
	4/3/2006	39,833	55,767	$16.56	4/3/2016	(4)
	4/3/2006						3,099	(5)	$5,733
	2/26/2007	16,594	63,056	$12.46	2/26/2017	(6)
	2/22/2008						19,240	(5)	$35,594
Keith Stahlhut	7/1/2000	31,665	0	$4.70	7/1/2010	(7)
	11/4/2004	6,060	0	$7.17	11/4/2014	(2)
	4/3/2006	22,368	8,335	$16.56	4/3/2016	(4)
	2/26/2007						1,551	(5)	$2,869
	8/10/2007	8,861	16,139	$9.19	8/10/2017	(6)
	2/22/2008	8,020	26,980	$2.52	2/22/2018	(6)
John W. Wilhoite	4/3/2006	8,250	3,750	$16.56	4/3/2016	(4)
	2/26/2007						1,551	(5)	$2,869
	8/10/2007	8,331	16,669	$9.19	8/10/2017	(6)
	2/22/2008	11,458	38,542	$2.52	2/22/2018	(6)
Chris E. Perkins(8)
W. Randall Pittman(9)

(1)	These options vested in four equal annual installments commencing on the first anniversary of the date of the award.

(2)	These options vested in three approximately equal annual installments commencing on the first anniversary of the date of the award.

(3)	Fifty percent of these options vested in one installment on the second anniversary of the date of the award, with the balance vesting in two equal annual installments commencing one year after such anniversary.

(4)	Twenty-five percent of these options vested in one installment on the first anniversary of the date of the award, with the balance vesting in 36 approximately equal monthly installments commencing one month after such anniversary.

(5)	These restricted stock units vest in 48 approximately equal monthly installments commencing one month after the date of such award.

(6)	These options vest in 48 approximately equal monthly installments commencing one month after the date of such award.

(7)	One quarter of these options vested immediately upon the grant date then one quarter vest on each of the first three anniversaries of the grant date.

(8)	All restricted stock units and all unvested options held by Mr. Perkins were forfeited by Mr. Perkins on July 25, 2008, the effective date of his resignation, and all vested options expired on October 23, 2008, in accordance with the terms of the agreements pursuant to which they were granted.

(9)	All options and restricted stock units held by Mr. Pittman became fully vested on March 31, 2008 under the Severance Agreement and General Release, dated February 20, 2008, between Mr. Pittman and the Company, and all such options expired on June 29, 2008 in accordance with the terms of the option agreements pursuant to which they were granted.

Discussion of Information Included in Summary Compensation Table and Outstanding Equity Awards at Fiscal Year-End — 2008 Table

The procedures pursuant to which the Compensation Committee of the Company Board determined the compensation set forth in the Summary Compensation Table, and pursuant to which the awards set forth in the Outstanding Equity Awards at Fiscal Year-End — 2008 Table were made, are described above under the heading “Compensation Committee.” A description of additional material factors necessary to an understanding of the information disclosed in these tables is set forth below.

Employment Agreements of Named Executive Officers

Charles A. Jett, Jr., Keith Stahlhut and John W. Wilhoite.  Each of Messrs. Jett, Stahlhut and Wilhoite, has an employment agreement with the Company. The terms of Mr. Jett’s employment agreement is two years, the term of Mr. Stahlhut’s agreement is 6 months, and the term of Mr. Wilhoite’s agreement is 12 months. The terms of the agreements automatically renew on a daily basis unless notice is given by the Company or by the executive to cease the automatic renewal. Pursuant to the terms of each agreement, the executive is entitled to a base annual salary, subject to annual increase as recommended by the Compensation Committee, and is eligible for an annual cash bonus under the Company’s informal performance-based annual bonus program for its executive officers. In addition, Mr. Stahlhut is eligible for an annual sales incentive compensation bonus under a sales incentive compensation plan based on certain minimum bookings targets. Each executive is also eligible for the same employee benefits, including health, life, disability, dental, and retirement benefits, as are available to all employees of the Company.

W. Randall Pittman and Chris E. Perkins.  Mr. Pittman, the Company’s former Chief Financial Officer and Treasurer, and Mr. Perkins, the Company’s former Chief Operating Officer, are parties to employment agreements with the Company. The term of each agreement was one year, and the agreements otherwise contained terms with respect to salary, bonus and benefits similar to those set forth in the employment agreements of Messrs. Jett, Stahlhut and Wilhoite. The employment agreements contain certain rights and obligations, including non-competition and confidentiality obligations on the part of the former executive and indemnification obligations on the part of the Company, that continued following the termination of the executive’s employment.

On February 20, 2008, the Company and Mr. Pittman entered into a Severance Agreement and General Release with respect to the termination of Mr. Pittman’s employment, which termination was effective March 31, 2008. On June 23, 2008, Mr. Perkins announced that he would resign from his position as Chief Operating Officer of the Company. Mr. Perkins’ resignation was effective July 25, 2008.

Annual Cash Bonuses

The Company utilizes annual cash bonuses to reward the named executive officers for their performance and the performance of the Company during the prior year.

In 2007, under the Company’s informal performance-based annual bonus program, (i) the Compensation Committee approved a target bonus for each named executive officer as a percentage of base salary, and (ii) the named executive officer was able to earn his bonus based on the achievement of financial goals set by the Compensation Committee. The Compensation Committee established two performance metrics for this bonus plan: (i) $136 million in Company revenue, and (ii) earnings per share of $.24 (before acquisition-related charges). In addition, the Compensation Committee determined that the target cash incentive amount for which Mr. Jett would be eligible would be 63% of his base salary, and the target cash incentive amounts for which the Company’s other named executive officers would be eligible would be 45% of the executive’s base salary. One-half of the cash incentive amount would be payable to the named executive officer if the Company achieved the total revenue target, and one-half would be payable if the Company achieved the earnings per share target. No cash incentive would be paid in the event the Company’s performance fell below both the revenue target and the earnings per share target. The Company did not achieve either the revenue performance metric or the earnings per share target; thus, no cash incentive bonus payments were made to named executive officers for 2007.

In 2008, the bonus program was not based on pre-established performance targets or objectives. Instead, the Compensation Committee utilized discretionary cash bonuses to compensate the named executive officers for their performance over the course of 2008. In determining the amount of such discretionary bonuses, the Compensation Committee considered, among other things, the Company’s performance, the executive’s overall performance and contribution to the Company over the course of the year, the executive’s contribution to and role in the Company’s pursuit of strategic alternatives, and the amounts of the performance-based bonuses paid to the executive during prior years.

Sales Incentive Compensation Plan — Keith Stahlhut

The Company agreed to sales incentive compensation plans with Mr. Stahlhut for 2007 and 2008 that provided for payment of quarterly, mid-year and annual incentive compensation subject to achievement of certain minimum bookings targets.

Specifically, under Mr. Stahlhut’s 2008 plan, he was entitled to receive a quarterly bonus if the Company’s sales team achieved a specified minimum bookings target for a quarter, and an annual bonus if the Company’s sales team achieved a specified level of overall annual bookings. If minimum bookings did not reach the specified target for a particular quarter or the year, Mr. Stahlhut would be entitled to receive a prorated portion of the quarterly or annual bonus amount, as applicable, based on the percentage of the minimum bookings target that was actually achieved. In addition, if annual bookings exceeded the specified annual bookings target, Mr. Stahlhut would be entitled to receive, in addition to the applicable bonus amount, a specified percentage (which was less than 0.5%) of each dollar in excess of the bookings target.

Under Mr. Stahlhut’s 2007 plan, he was entitled to receive quarterly, mid-year and annual bonuses if his sales team achieved a specified minimum bookings target for radiology and cardiology products for those periods. If minimum bookings did not reach the specified target for a particular period, Mr. Stahlhut would be entitled to receive a prorated portion of the applicable bonus amount (provided that he was not entitled to any prorated mid-year or annual bonus unless at least 25% of the applicable minimum bookings target was actually achieved). In addition, if annual bookings exceeded the specified annual bookings target, Mr. Stahlhut would be entitled to receive, in addition to the applicable bonus amount, a specified percentage (which was less than 0.5%) of each dollar in excess of the bookings target. Under the 2007 plan, Mr. Stahlhut also was entitled to receive 3,000 shares of restricted Common Stock.

Sales bookings targets under Mr. Stahlhut’s sales incentive compensation plans were established by the Company’s senior management team. These targets and goals were established taking into account various factors, including management’s assessment of the probability of achieving higher levels of financial performance within the fiscal year and the Company’s confidential, internal operating plans and financial projections. The Company has not disclosed the specific targets and goals discussed above because it believes such disclosure would cause substantial competitive harm by, among other things, providing competitors and other third-parties with insight into certain of the Company’s non-public targeted financial metrics and sales level objectives as well as competitively sensitive aspects of its compensation practices for its key sales personnel. The targets and goals are, however, intended to be realistic and reasonable, but challenging, in order to drive increases in new sales bookings to create revenue growth. Overall, the Company believes that Mr. Stahlhut’s sales incentive compensation plans required strong performance in order for him to receive a meaningful portion of the bonus payments for which they provided, and that his overall compensation is closely aligned with his and the Company’s relative performance.

Equity Incentive Awards

The Company Board adopted the Emageon Inc. 2005 Equity Incentive Plan in January 2005. The plan gives the Compensation Committee broad discretion to fashion the terms of awards to provide eligible participants with such equity-based incentives as the Compensation Committee deems appropriate. It permits the issuance of awards in a variety of forms, including non-qualified stock options and incentive stock options, restricted stock, restricted stock units, stock appreciation rights and performance shares.

The named executive officers are eligible to receive stock options and restricted stock awards under the 2005 Equity Incentive Plan. In determining the number of options and restricted stock awards to be granted to named executive officers, and the frequency of such grants, the Compensation Committee takes into account the executive’s title, scope of responsibility, ability to affect the profitability of the Company, the executive’s performance and the value of stock options and restricted stock awards in relation to other elements of total compensation. The Company also believes that revenue and stock price appreciation are useful measures of management’s effectiveness in creating value for the Company’s stockholders. Therefore, the Company’s revenue and stock price appreciation over the applicable performance measurement periods are also taken into account when determining the number of options and restricted stock awards to be granted to executives. These factors are weighed by the Compensation Committee taking into account the overall goals of its equity-based award program.

The Company grants all stock options and restricted stock units based on the fair market value of its common stock as of the date of grant. The exercise price for stock option grants is determined by reference to the closing price per Share on The NASDAQ Global Market at the close of business on the date of grant.

Option and restricted stock awards under the compensation programs discussed above are made at regular or special Compensation Committee meetings. The effective date for such grants is the date of such meeting, or such future date as the Compensation Committee may specify. The Company may also make grants of equity incentive awards at the discretion of the Compensation Committee or the Board of Directors in connection with the hiring of new executive officers and other employees.

During 2008, the named executive officers received options to purchase an aggregate of 85,000 Shares and no restricted stock units under the 2005 Equity Compensation Plan. These option awards were made in February 2008 to Messrs. Wilhoite and Stahlhut.

Defined Contribution Benefit Plan

The Company has established a 401(k) plan for all eligible employees pursuant to Section 401(k) of the Internal Revenue Code. Prior to 2006, the Company made no contributions to this plan. Effective January 1, 2006, the Company began matching employee contributions to the plan at a rate of 50% of employee contributions up to a maximum of 3% of the employee’s annual salary. The amounts shown in the Summary Compensation Table under the heading “Salary” include the value of Company matching contributions to the executive officers’ 401(k) Plan accounts. The Company’s aggregate contribution to the plan for all participating employees for the year ended December 31, 2007 was $295,938, and its aggregate contribution to the plan for all participating employees for the year ended December 31, 2008 will be $250,124.

Perquisites and Other Personal Benefits Compensation

The Company provides named executive officers with perquisites and other personal benefits that the Company and the Compensation Committee believe are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain superior employees for key positions. The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers.

The named executive officers also are entitled to the same benefits that are otherwise available to all employees. Benefits which are available to all employees generally include company-paid basic group term life insurance and basic accidental death and dismemberment insurance, and an employer match of eligible compensation that employees invest in their 401(k) Plan accounts.

Payments Following Termination or Change in Control

The Company is party to employment agreements with certain of its named executive officers, the basic terms of which are described above under the heading “Employment Agreements of Named Executive Officers.” These employment agreements also address, among other things, compensation and benefits that would be paid to each of the named executive officers if his employment is terminated for various reasons, including termination for cause or without cause, and termination in connection with a change in control of the Company.

The Company also is party to recent severance agreements with certain of its named executive officers. These severance agreements address, among other things, the compensation and benefits payable to each of these named executive officers in connection with the termination of his employment.

In addition, certain of the Company’s equity-based incentive plans and the award agreements under those plans call for compensation to be provided under certain circumstances in connection with the termination of a named executive officer’s employment or a change in control of the Company.

Employment Agreements

The Company’s employment agreements with Messrs. Jett, Stahlhut, Wilhoite, Perkins and Pittman address, among other things, the rights and obligations of the Company in connection with the termination of the executive’s, or former executive’s, employment in different situations.

Information regarding the terms of the Company’s employment agreements with Messrs. Pittman and Perkins is included below because each was an executive officer for a portion of 2008. However, on February 20, 2008, the Company and Mr. Pittman entered into a Severance Agreement and General Release with respect to the termination of Mr. Pittman’s employment, which termination was effective March 31, 2008. The terms of Mr. Pittman’s severance arrangement are described in further detail under the heading “Severance Agreements” below. On June 23, 2008, Mr. Perkins announced that he would voluntarily resign from his position as Chief Operating Officer of the Company, effective July 25, 2008.

Under each employment agreement:

•	Upon any termination of the executive’s employment, including if the executive’s employment is terminated by the Company for “cause” by the Company or the executive by reason of death or disability, by the executive without “good reason,” or by virtue of the expiration of the term of the agreement, the executive (or his estate or beneficiaries, as applicable) will be entitled to receive all compensation due to him under the agreement through his last day of employment.

•	If the executive terminates his employment for “good reason” or the Company terminates the executive’s employment other than for “cause,” death or disability, then the executive will be entitled to receive a lump sum payment that is equal to:

•	his then-current monthly base salary plus one-twelfth of his target annual bonus, calculated as if all performance metrics had been achieved (and in addition, for Mr. Stahlhut, one-twelfth of his target annual sales commission bonus calculated as if all performance metrics had been achieved), multiplied by;

•	the number of months in the “severance period.”

The severance period for Mr. Jett is equal to the greater of 12 months or the number of months remaining under the term of the employment agreement, which is 24 months; provided that the severance period in connection with a voluntary termination (i.e., for other than “good reason”) of his employment following a change in control is 12 months. The severance period for Messrs. Perkins, Wilhoite and Pittman is equal to 12 months, and the severance period for Mr. Stahlhut is equal to six months. In addition, the executive’s coverage under the Company’s health, dental and life insurance plans would continue during the severance period, and his outstanding stock options and restricted stock units will become fully vested.

The employment agreements for Messrs. Jett, Wilhoite, Perkins and Pittman each provide for tax protection in the form of a gross up payment to reimburse the executive for any excise tax under Internal Revenue Code Section 4999 as well as any additional income and employment taxes resulting from such reimbursement. Code Section 4999 imposes a 20% non-deductible excise tax on the recipient of an “excess parachute payment” and Code Section 280G disallows the tax deduction to the payor of any amount of an excess parachute payment that is contingent on a change in control.

Additionally, each of the employment agreements contains non-compete, non-solicitation, confidentiality and related provisions covering the term of employment and, post-termination, for the longer of the severance period or one year.

Under each of the employment agreements, the definition of “cause” includes (i) the willful and continued breach of duties by the executive, (ii) willfully engaging in illegal conduct or gross misconduct that is demonstrably and materially injurious to the Company, (iii) material breach by the executive of the employment agreement, (iv) breach by the executive of the non-solicitation, non-compete or confidentiality provisions in the employment agreement, and (v) conviction of a felony or serious misdemeanor involving moral turpitude, theft, or dishonesty.

Under each of the employment agreements, the definition of “good reason” includes (i) a material reduction in the executive’s duties or responsibilities, (ii) a reduction in the executive’s base salary or target bonus, (iii) the relocation of the executive’s office or the Company’s headquarters to a location more than 35 miles away from its present location, and (iv) material breach by the Company of the employment agreement. In addition, under Mr. Jett’s employment agreement, “good reason” includes the failure by the Company to maintain a benefit program that is material to the executive’s overall compensation, and Mr. Jett may terminate his employment for any reason during specified periods following a “change in control” of the Company.

Severance Agreements

Charles A. Jett, Jr.  On February 23, 2009, the Company entered into a Severance Agreement and General Release with Mr. Jett pursuant to which his employment with the Company will be terminated upon the consummation of the Offer. Under the severance agreement, in addition to earned but unpaid base salary and other benefits accrued through the date of termination (less all applicable statutory withholdings and deductions), and in exchange for his agreement not to solicit the Company’s customers or employees and not to compete with the Company for specified periods under his employment agreement, Mr. Jett will be entitled to receive the following severance benefits (which are consistent with the benefits he would receive under his employment agreement in the event of a termination of his employment by the Company other than for “cause” following a change in control of the Company):

•	a lump sum payment of $1,235,000, which is equal to Mr. Jett’s current monthly base salary plus the product of one-twelfth of his target annual bonus for the year of termination multiplied by 24 months;

•	a lump sum payment of $23,203, which is equal to the cost for Mr. Jett to maintain continuing family health and dental insurance for 24 months, less Mr. Jett’s share of insurance benefits under our current benefit plans;

•	a lump sum payment of $8,000 for maintenance of life insurance coverage; and

•	full vesting in all stock options, stock appreciation rights, restricted stock and restricted stock units that he holds as of the date of termination.

In addition, Mr. Jett is eligible to receive a gross up payment to reimburse him for any excise tax imposed on these benefits under Internal Revenue Code Section 4999, as well as any additional income and employment taxes resulting from such reimbursement.

In addition, under the severance agreement, the Company has agreed to indemnify Mr. Jett from and against claims, losses or causes of action arising from or out of his performance as an officer, director or employee of the Company or any of its subsidiaries or other affiliates or in any other capacity, in each case to the maximum extent permitted by law, pursuant to his employment agreement, under the Company’s Amended and Restated Certificate of Incorporation and bylaws, and in accordance with the Company’s insurance policy covering directors and officers.

Under the severance agreement, Mr. Jett has also agreed to a general release of the Company for all claims through the date of termination of his employment, and the Company has agreed to release Mr. Jett from all claims based on Mr. Jett’s employment with the Company. Mr. Jett will remain subject to the non-compete, non-solicitation, confidentiality and related provisions of his employment agreement following termination of his employment with the Company.

The Severance Agreement replaced and superseded that certain Severance Agreement and General Release, dated as of October 31, 2008, between Mr. Jett and the Company, that was terminated in connection with the termination by the Company of its Agreement and Plan of Merger, dated as of October 13, 2008 and amended as of December 29, 2008, by and among Health Systems Solutions, Inc., HSS Acquisition Corp. and the Company.

W. Randall Pittman.  Mr. Pittman resigned his positions as Chief Financial Officer and Treasurer effective as of March 31, 2008. In connection therewith, Mr. Pittman entered into a Severance Agreement and General Release with the Company. Under the severance agreement, Mr. Pittman received: (i) all base salary accrued through the effective date of his termination (less all applicable statutory withholdings and deductions); (ii) a lump sum severance payment of $382,500 (representing 12 months of base salary and target annual bonus); and (iii) a lump sum payment of $9,108 for 12 months of continuing healthcare and life insurance coverage. In addition, under the severance agreement, all outstanding stock options and restricted stock units held by Mr. Pittman became fully vested as of the date of termination.

Under the severance agreement, Mr. Pittman also agreed to a general release of the Company for all claims through the date of the agreement, and the Company agreed to release Mr. Pittman from all claims based on his employment with the Company.

Other Agreements

Perkins Restricted Stock Unit and Option Agreements.  The agreements pursuant to which Mr. Perkins received restricted stock units and stock options also addressed the rights and obligations of the Company in connection with the termination of Mr. Perkins’ employment in different situations, and provided for accelerated vesting of his restricted stock units and stock options under certain circumstances. In accordance with the terms of these agreements, all restricted stock units and all unvested options held by Mr. Perkins were forfeited by Mr. Perkins on July 25, 2008, the effective date of his resignation. In addition, all vested options expired on October 23, 2008 in accordance with the terms of the option agreement pursuant to which they were granted.

Change in Control and Termination Provisions of the Company’s Other Benefit Plans

Under the terms of the Company’s 2005 Equity Incentive Plan, unless otherwise provided in a restricted stock unit, employment or other agreement, if one of the named executive officers becomes disabled, his restricted stock units will become fully vested and nonforfeitable, but if he dies while actively employed by the Company or his employment is terminated for any other reason, all unvested restricted stock units are forfeited.

Compensation of Directors

The following table sets forth the compensation earned by or awarded to each director who is not an employee of the Company and also served on the Company’s Board of Directors in 2008. Mr. Jett, who served as the only employee director of the Company until July 8, 2008, received no additional cash compensation for his service as a director. Information regarding the compensation awarded Mr. Jett for his service as an employee is shown under “Summary Compensation Table” in this Information Statement.

Non-Employee Director Compensation Table — 2008

	Fees Earned or		Option	All Other
Name	Paid in Cash	Stock Awards	Awards(1)(2)(3)	Compensation	Total

Arthur P. Beattie	$29,750	—	$12,162	—	$41,912
Roddy J.H. Clark	$50,500	—	$12,162	—	$63,662
Douglas D. French(4)	$15,500	—	$12,162	—	$27,662
Fred C. Goad, Jr.	$42,500	—	$12,162	—	$54,662
Bradley S. Karro(5)	$11,500	—	—	—	$11,500
Mylle H. Mangum	$41,750	—	$12,162	—	$53,912
Augustus K. Oliver(6)	$6,000	—	—	—	$6,000
John W. Thompson	$24,000	—	$12,162	—	$36,162
Benner Ulrich(6)	$15,250	—	—	—	$15,250
Hugh H. Williamson, III	$41,750	—	$9,437	—	$51,187

(1)	Represents the amount recognized by the Company as an expense in 2008 for financial reporting purposes pursuant to FAS 123R with respect to options, but disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. Amounts include awards granted in and prior to 2008. The methodology and assumptions used to calculate the cost of each director’s outstanding stock option grants for 2008 are described in Note 2, “Summary of Significant Accounting Policies,” beginning on page F-8, and Note 13, “Stock-Based Compensation,” beginning on page F-23 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as updated by the assumptions in Note 11, “Stock Based Compensation,” beginning on page 9 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008. No stock option grants to the directors listed above were forfeited in 2008.

(2)	Each director was granted options to purchase 7,500 shares of common stock at an exercise price of $1.86 per share on June 23, 2008. These options have a ten-year term and vest on the day before the date of the 2009 annual meeting of stockholders. The grant date fair value of the options granted to each Director was $0.87.

(3)	Each director had the following unexercised options outstanding at December 31, 2008: Mr. Beattie, options to purchase 27,409 shares; Mr. Clark, options to purchase 26,924 shares; Mr. French, options to purchase 11,250 shares; Mr. Goad, options to purchase 27,409 shares; Mr. Karro, options to purchase 7,500 shares; Mrs. Mangum, options to purchase 27,409 shares; Mr. Oliver, options to purchase 7,500 shares; Mr. Thompson, options to purchase 24,500 shares; Mr. Ulrich, options to purchase 7,500 shares; and Mr. Williamson, options to purchase 24,500 shares.

(4)	Mr. French resigned from the Company Board, effective immediately following the Company’s 2008 annual meeting of stockholders.

(5)	Mr. Karro was appointed to the Company’s Board on July 29, 2008.

(6)	Messrs. Oliver and Ulrich were appointed to the Company’s Board on June 22, 2008.

Director Compensation

Directors of the Company receive both cash compensation and equity compensation.

Cash Compensation.  For the year ended December 31, 2008, and subsequent years, the Board has approved cash compensation to be paid non-employee directors as follows:

•	an annual retainer fee of $20,000;

•	a per meeting fee of $1,000;

•	a per committee meeting fee of $500; and

•	an annual retainer fee for committee chairmen of $5,000 for the Audit Committee and $3,000 for the Compensation and Governance Committees.

Equity Compensation.  Under the Company’s 2005 Non-Employee Director Stock Incentive Plan (the “Director Plan”), the Compensation Committee of the Board, or other committee designated by the Board, may grant to the group of non-employee directors a maximum of 500,000 Shares in the form of non-qualified stock options, stock appreciation rights, restricted stock, or restricted stock units. The Compensation Committee has the discretion to determine the terms and conditions of the awards, including the type, number of Shares, duration, conditions of exercise, and consequences of a director’s termination of service or a change in control of the Company. The Compensation Committee may amend or terminate the Director Plan and may amend outstanding awards provided that no such amendment will adversely affect the rights and obligations of a non-employee director without his or her consent. All options are granted at the fair market value of the Company’s stock on the date of grant.

The Director Plan provides for an automatic award of stock options to each non-employee director each year on the day following the annual meeting of stockholders, and for the award of stock options to each person first elected as a director on a date other than the annual meeting date. The Director Plan also allows the administering committee to make discretionary grants to non-employee directors. For the year ended December 31, 2008, and subsequent years, the Board approved the automatic award to non-employee directors of an option for 7,500 Shares on the day following the annual meeting of stockholders in 2008.

ANNEX B

February 22, 2009
Board of Directors
Emageon, Inc.
1200 Corporate Drive
Suite 200
Birmingham, AL 35242

Ladies and Gentlemen:

We understand that Emageon, Inc. (the “Company”), proposes to enter into a transaction whereby AMICAS, Inc., a Delaware corporation (the “Parent”), will acquire the Company. Pursuant to the terms of the Agreement and Plan of Merger, to dated February 23, 2009 (the “Agreement”), among Parent, AMICAS Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, (i) Merger Sub will commence a tender offer (the “Tender Offer”) to purchase all of the outstanding shares of the common stock, par value $0.001 per share, of the Company (“Company Common Stock”) at a purchase price of $1.82 per share (the “Consideration”), and (ii) subsequent to the consummation of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”) and each outstanding share of Company Common Stock (excluding any Company Common Stock held by the Company, Parent, Merger Sub, or any other wholly-owned subsidiary of the Company or with respect to which the holder has exercised statutory appraisal rights) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock of the Consideration to be received by such holders in the Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement; (2) proxy statements, annual reports, quarterly reports, current reports, and such other publicly available information concerning the Company which we believe to be relevant to our inquiry; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company; (4) a trading history of the Company’s Common Stock from February 9, 2005 to the present and a comparison of that trading history with those of other publicly traded companies which we deemed relevant; (5) a comparison of the historical financial results and present financial condition of the Company with those of publicly traded companies which we deemed relevant; and (6) historical data relating to percentage premiums paid in acquisitions of publicly traded healthcare companies from January 2005 to the present. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, present condition and future prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information discussed with or reviewed by us in arriving at our opinion. With respect to the financial forecasts of the Company provided to or discussed with us, we have assumed, at the direction of the management of the Company and without independent verification or investigation, that such forecasts have been reasonably prepared on bases reflecting the best currently available information, estimates and judgments of the management of the Company as to the future financial performance of the Company. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made nor obtained any evaluations or appraisals of the assets or liabilities (including, without limitation, any potential environmental liabilities), contingent or otherwise, of the Company. We have also assumed that the Transaction will be consummated in accordance with the terms of the Agreement. We have also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the expected benefits of the Transaction. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We express no opinion as to the

Emageon, Inc.
1200 Corporate Drive
Suite 200
Birmingham, AL 35242
February 22, 2009

underlying valuation, future performance or long-term viability of the Company. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update or revise the opinion.

We are acting as co-advisor in the Transaction and as financial advisor to the Company for purposes of rendering this opinion and will receive a fee for our services, a portion of which will be payable upon the delivery of this opinion. The Company has also agreed to indemnify us for certain liabilities arising out of our engagement. In addition, we and our affiliates (including SunTrust Banks, Inc.) may have other financing and business relationships with the Company, Parent and their respective affiliates in the ordinary course of business.

In the ordinary course of our business, we and our affiliates may actively trade in debt and equity securities of the Company, as well as securities for Parent, for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is being rendered at the behest of the Board of Directors and is for the benefit of the Board in its evaluation of the Transaction, and does not constitute a recommendation as to whether or not any holder of Company Common Stock should tender such Company Common Stock or how any holder of Company Common Stock should vote with respect to the Merger or any other matter. This opinion has been approved by the Fairness Opinion Committee of SunTrust Robinson Humphrey, Inc. We do not express any opinion as to the fairness of the amount or nature of any compensation to be received in the Transaction by the Company’s officers, directors, or employees, or class of such persons, whether relative to the Consideration to be received by the holders of Company Common Stock in the Tender Offer and the Merger or otherwise. This opinion may be reproduced in full or referred to in any Schedule 14D-9 or in any proxy or information statement mailed to shareholders of the Company in connection with the Transaction if required by applicable law but may not otherwise be disclosed publicly in any manner without our prior approval.

Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair, from a financial point of view, to such holders.

SUNTRUST ROBINSON HUMPHREY, INC.

By:	/s/ James H. Cotter
James H. Cotter
Managing Director

ANNEX C

SECTION 262
OF THE
DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21; 76 Del. Laws, c. 145, §§ 11-16.)

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